SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

SportsLine.com, Inc.

(Name of the Issuer)

SportsLine.com, Inc.

Stargate Acquisition Corp. One

Stargate Acquisition Corp. Two

CBS Broadcasting Inc.

Westinghouse CBS Holding Company, Inc.

Viacom Inc.

NAIRI, Inc.

National Amusements, Inc.

Sumner M. Redstone

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

848-934-10-5

(CUSIP Number of Class of Securities)

SportsLine.com, Inc. 2200 W. Cypress Creek Road Fort Lauderdale, FL 33309 Attn: Michael Levy Tel. No.: (954) 489-4000	Viacom Inc. 1515 Broadway New York, NY 10036 Attn: Michael D. Fricklas Tel. No.: (212) 258-6000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

copies to:

Hughes Hubbard & Reed LLP One Battery Park Plaza New York, NY 10004 Attn: Kenneth A. Lefkowitz Tel. No.: (212) 837-6000	Greenberg Traurig, P.A. 1221 Brickell Avenue Miami, FL 33131 Attn: Kenneth C. Hoffman Tel. No.: (305) 579-0500	Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 Attn: Thomas H. Kennedy Tel. No.: (212) 735-3000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Calculation of Filing Fees

Transaction Valuation(1)	Amount of Filing Fee(2)
$51,454,155	$6,519.24

(1)	For purposes of calculating the filing fee only. Pursuant to the terms of the Agreement and Plan of Merger, dated as of August 1, 2004 (the “Merger Agreement”), by and among SportsLine.com, Inc., Viacom Inc. and Stargate Acquisition Corp. Two, each share of SportsLine common stock, other than (1) shares owned by stockholders who are entitled to and have exercised and perfected appraisal rights, (2) shares held in SportsLine treasury and (3) shares held by Viacom or any of its subsidiaries, will be converted into the right to receive $1.75 in cash. In addition, pursuant to the Merger Agreement each outstanding stock option (whether or not vested and exercisable) and each outstanding warrant (to the extent vested), will be canceled in exchange for (1) the excess of $1.75 over the per share exercise price multiplied by (2) the number of shares of common stock subject to such option or warrant. The foregoing is based upon 28,603,868 issued and outstanding shares of common stock and an estimated aggregate cash payment of $1,397,386 to holders of outstanding options and warrants.

(2)	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.00012670 multiplied by the total Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Section 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,519.24

Form or Registration No.: Schedule 14A – Preliminary Proxy Statement

Filing Party: SportsLine.com, Inc.

Date Filed: August 19, 2004

INTRODUCTION

This Rule 13e-3 transaction statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “Commission”) jointly by the following persons (collectively, the “filing persons”): SportsLine.com, Inc. (“SportsLine” or the “Issuer”), Stargate Acquisition Corp. One (“Stargate One”), Stargate Acquisition Corp. Two (“Stargate Two”), CBS Broadcasting Inc. (“CBSBI”), Westinghouse CBS Holding Company, Inc. (“W/CBS HCI”), Viacom Inc. (“Viacom”), NAIRI, Inc. (“NAIRI”), National Amusements, Inc. (“NAI”) and Mr. Sumner M. Redstone.

On August 1, 2004, Viacom, Stargate Two and SportsLine entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Stargate Two, an indirect wholly-owned subsidiary of Viacom, will be merged with SportsLine and, at the option of Viacom, either SportsLine or Stargate Two will be the surviving corporation (the “Merger”). Following the consummation of the Merger, the surviving corporation will be an indirect wholly-owned subsidiary of Viacom. Under the terms of the Merger Agreement, each existing share of SportsLine’s common stock, par value $0.01 per share (“Common Stock”), other than shares held by Viacom or its controlled affiliates, treasury shares and dissenting shares, will be converted into the right to receive $1.75 in cash, without interest (the “Merger Consideration”). The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the existing stockholders of SportsLine and the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Concurrently with the filing of this Schedule 13E-3, SportsLine is filing with the Commission a preliminary proxy statement on Schedule 14A pursuant to Section 14(a) of the Exchange Act of 1934 (the “Proxy Statement”) relating to a special meeting of stockholders of SportsLine. At the meeting, stockholders of SportsLine will consider and vote upon, among other things, a proposal to adopt the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1). The Proxy Statement is in preliminary form and is subject to completion or amendment. A copy of the Merger Agreement is attached as Appendix A to the Proxy Statement.

The information contained in this Schedule 13E-3 and the Proxy Statement concerning SportsLine was supplied by SportsLine and none of the other filing persons takes responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 and the Proxy Statement concerning each filing person other than SportsLine was supplied by each such filing person and no other filing person, takes responsibility for the accuracy of any information not supplied by such filing person.

Item 1.	Summary Term Sheet.

Item 1001 of Regulation M-A:

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE MERGER TRANSACTION.”

Item 2.	Subject Company Information.

Item 1002 of Regulation M-A:

(a)	Name And Address. The information set forth in the Proxy Statement under the caption “THE PARTICIPANTS” is incorporated herein by reference.

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “THE SPECIAL MEETING – Record Date; Voting Rights” and “SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS.” The exact title of the subject class of equity securities is “common stock, par value $0.01 per share.”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “MARKET PRICE AND DIVIDEND INFORMATION” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Proxy Statement under the caption “MARKET PRICE AND DIVIDEND INFORMATION” is incorporated herein by reference.

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Prior Public Offerings and Prior Stock Purchases” is incorporated herein by reference.

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Prior Public Offerings and Prior Stock Purchases” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Persons.

Item 1003 of Regulation M-A:

(a)	Name and address:

With respect to SportsLine, Stargate One, Stargate Two, CBSBI, W/CBS HCI and Viacom, the information set forth in the Proxy Statement under the caption “THE PARTICIPANTS” is incorporated herein by reference. SportsLine is the subject company. The business telephone number for Stargate One, Stargate Two, CBSBI and W/CBS HCI is the same as the business telephone number for Viacom set forth in the Proxy Statement under the caption “THE PARTICIPANTS.”

The business address of Sumner M. Redstone is c/o Viacom Inc., 1515 Broadway, New York, NY 10036. The business address of NAI is 200 Elm Street, Dedham, MA 02026. The business address of NAIRI is 200 Elm Street, Dedham, MA 02026.

Attached as Annex I through VIII hereto is a list of the directors and executive officers of each filing person that is an entity, as well as the business address of each such director and executive officer.

(b)	Business and background of entities:

With respect to SportsLine, Stargate One, Stargate Two, CBSBI, W/CBS HCI and Viacom, the information set forth in the Proxy Statement under the caption “THE PARTICIPANTS” is incorporated herein by reference.

NAIRI, a Delaware corporation, has its principal office at 200 Elm Street, Dedham, MA 02026, and its principal business is exhibiting motion pictures in the United States and holding the shares of Viacom Class A Common Stock and Class B Common Stock. 100% of the issued and outstanding stock of NAIRI is owned by NAI.

NAI, a Maryland corporation, has its principal office at 200 Elm Street, Dedham, MA 02026. NAI’s principal business is owning and operating movie theaters in the United States, United

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Kingdom and South America and holding the common stock of NAIRI. Mr. Redstone is the controlling stockholder of NAI.

(c)	Business and background of natural persons:

1.	The current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, of each member of the board of directors of each filing person that is an entity is as set forth in Annex I through VIII hereto.

2.	The current principal occupation or employment, and the principal business and address of any corporation or other organization in which the employment or occupation is conducted, of each executive officer of each filing person that is an entity is as set forth in Annex I through VIII hereto.

3.	Mr. Redstone’s current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted is as listed on Annex VI hereto.

4.	The material occupations, positions, offices or employment during the past five years of each of the individuals referred to in Item 3(c)(1) and (2) above is as set forth on Annex I through VIII hereto.

5.	None of the persons specified in this Item 3(c) have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

6.	Unless otherwise disclosed in the Proxy Statement, no person specified in this Item 3(c) was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

7.	Each of the persons specified in this Item 3(c) is a citizen of the United States, except for Jan Leschly, who is a Danish citizen.

Item 4.	Terms of the Transaction.

Item 1004 of Regulation M-A:

(a) (1)	Material Terms. Tender Offers. Not Applicable.

(2)	Material Terms. Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER TRANSACTION, “THE SPECIAL MEETING,” “SPECIAL FACTORS,” “THE MERGER AGREEMENT,” “THE VOTING AGREEMENTS,” “SPORTSLINE’S AGREEMENT WITH CBS BROADCASTING INC.,” “Appendix A – Agreement and Plan of Merger, dated as of August 1, 2004, by and among SportsLine.com Inc., Viacom Inc. and Stargate Acquisition Corp. Two” and “Appendix D – Form of Voting Agreement between Viacom Inc., on the one hand, and each of Michael Levy, Mark J. Mariani and Kenneth W. Sanders, on the other hand.”

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(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER TRANSACTION,” “SPECIAL FACTORS – Purposes, Alternatives, Reasons and Effects of the Merger,” “SPECIAL FACTORS – Merger Financing,” “SPECIAL FACTORS – Interests of SportsLine Directors and Officers in the Merger,” “THE MERGER AGREEMENT – Stock Options and Warrants,” “THE VOTING AGREEMENTS” and “SPORTSLINE’S AGREEMENT WITH CBS BROADCASTING INC.”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER TRANSACTION,” “SPECIAL FACTORS – Dissenters’ Right of Appraisal,” and “Appendix C – Section 262 of the Delaware General Corporation Law.”

(e)	Provisions For Unaffiliated Security Holders. There have been no provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of any of the filing persons or to obtain counsel or appraisal services at the expense of the filing persons.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Item 1005 of Regulation M-A:

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS – Interests of SportsLine Directors and Officers in the Merger,” “SPECIAL FACTORS – Prior Public Offerings and Prior Stock Purchases” and “SPORTSLINE’S AGREEMENT WITH CBS BROADCASTING INC.”

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS – Background of the Merger,” “SPECIAL FACTORS – Interests of SportsLine Directors and Officers in the Merger,” and “THE MERGER AGREEMENT.”

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Background of the Merger” is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER TRANSACTION,” “THE SPECIAL MEETING – Record Date; Voting Rights,” “SPECIAL FACTORS – Position of SportsLine as to the Fairness of the Merger; Recommendation by the SportsLine’s Special Committee and Board of Directors,” “SPECIAL FACTORS – Purposes, Alternatives, Reasons and Effects of the Merger,” “SPECIAL FACTORS – Plans for SportsLine After the Merger,” “SPECIAL FACTORS – Merger Financing,” “SPECIAL FACTORS – Interests of SportsLine Directors and Officers in the Merger,” “THE MERGER AGREEMENT,” “THE VOTING AGREEMENTS” and “SPORTSLINE’S AGREEMENT WITH CBS BROADCASTING INC.”

Item 6.	Purposes of the Transaction and Plans or Proposals

Item 1006 of Regulation M-A:

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS

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AND ANSWERS ABOUT THE MERGER TRANSACTION,” “THE SPECIAL MEETING – General,” “SPECIAL FACTORS – Purposes, Alternatives, Reasons and Effects of the Merger,” “SPECIAL FACTORS – Plans for SportsLine After the Merger” and “THE MERGER AGREEMENT.”

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER TRANSACTION,” “SPECIAL FACTORS – Background of the Merger,” “SPECIAL FACTORS – Purposes, Alternatives, Reasons and Effects of the Merger” and “SPECIAL FACTORS – Plans for SportsLine After the Merger.” To include discussion of possible forward subsidiary merger into Stargate One. “SPECIAL FACTORS – Interests of SportsLine Directors and Officers in the Merger,” and “THE MERGER AGREEMENT.”

Item 7.	Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A:

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER TRANSACTION,” “SPECIAL FACTORS – Background of the Merger,” “SPECIAL FACTORS – Position of SportsLine as to the Fairness of the Merger; Recommendation by the SportsLine’s Special Committee and Board of Directors,” “SPECIAL FACTORS – Position of Viacom and Acquisition Corp. as to the Fairness of the Merger,” “SPECIAL FACTORS – Purposes, Alternatives, Reasons and Effects of the Merger” and “SPECIAL FACTORS – Plans for SportsLine After the Merger.”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS – Background of the Merger,” “SPECIAL FACTORS – Position of SportsLine as to the Fairness of the Merger; Recommendation by the SportsLine’s Special Committee and Board of Directors,” “SPECIAL FACTORS – Position of Viacom and Acquisition Corp. as to the Fairness of the Merger” and “SPECIAL FACTORS – Purposes, Alternatives and Efforts of the Merger.”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER TRANSACTION,” “SPECIAL FACTORS – Background of the Merger,” “SPECIAL FACTORS – Position of SportsLine as to the Fairness of the Merger; Recommendation by the SportsLine’s Special Committee and Board of Directors,” “SPECIAL FACTORS – Purposes, Alternatives, Reasons and Effects of the Merger” and “SPECIAL FACTORS – Opinion of the Special Committee’s Financial Advisor,”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER TRANSACTION,” “SPECIAL FACTORS – Position of SportsLine as to the Fairness of the Merger; Recommendation by the SportsLine’s Special Committee and Board of Directors,” “SPECIAL FACTORS – Purposes, Alternatives, Reasons and Effects of the Merger,” “SPECIAL FACTORS – Plans for SportsLine After the Merger,” “SPECIAL FACTORS – Interests of SportsLine Directors and Officers in the Merger,” “SPECIAL FACTORS – Material U.S. Federal Income Tax Consequences” and “THE MERGER AGREEMENT.”

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Item 8.	Fairness of the Transaction.

Item 1014 of Regulation M-A:

(a)	Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER TRANSACTION,” “SPECIAL FACTORS – Background of the Merger,” “SPECIAL FACTORS – Position of SportsLine as to the Fairness of the Merger; Recommendation by the SportsLine’s Special Committee and Board of Directors,” “SPECIAL FACTORS – Position of Viacom and Acquisition Corp. as to the Fairness of the Merger,” “SPECIAL FACTORS – Purposes, Alternatives, Reasons and Effects of the Merger,” “SPECIAL FACTORS – Plans for SportsLine After the Merger,” “SPECIAL FACTORS – Opinion of the Special Committee’s Financial Advisor” and “Appendix B – Opinion of Perseus Group.”

(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS – Position of SportsLine as to the Fairness of the Merger; Recommendation by the SportsLine’s Special Committee and Board of Directors,” “SPECIAL FACTORS – Position of Viacom and Acquisition Corp. as to the Fairness of the Merger,” “SPECIAL FACTORS – Purposes, Alternatives, Reasons and Effects of the Merger,” “SPECIAL FACTORS – Plans for SportsLine After the Merger,” “SPECIAL FACTORS – Opinion of the Special Committee’s Financial Advisor” and “Appendix B – Opinion of Perseus Group.”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER TRANSACTION,” “THE SPECIAL MEETING – Record Date; Voting Rights,” “THE SPECIAL MEETING – Quorum,” “THE SPECIAL MEETING – Required Vote,” “THE MERGER AGREEMENT – Additional Covenants – Viacom’s Agreement to Vote,” “THE MERGER AGREEMENT – Conditions to Consummation of the Merger” and “THE MERGER AGREEMENT – Termination and the Effects of Termination.”

The transaction is not structured to require approval of at least a majority of unaffiliated security holders.

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Background of the Merger,” “SPECIAL FACTORS – Position of SportsLine as to the Fairness of the Merger; Recommendation by the SportsLine’s Special Committee and Board of Directors,” “SPECIAL FACTORS – Opinion of the Special Committee’s Financial Advisor” and “Appendix B – Opinion of Perseus Group.”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Background of the Merger” and “SPECIAL FACTORS – Position of SportsLine as to the Fairness of the Merger; Recommendation by the SportsLine’s Special Committee and Board of Directors.”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Background of the Merger” and “SPECIAL FACTORS – Position of SportsLine as to the Fairness of the Merger; Recommendation by the Sportsline’s Special Committee and Board of Directors.”

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Item 9.	Reports, Opinions, Appraisals and Negotiations.

Item 1015 of Regulation M-A:

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Background of the Merger,” “SPECIAL FACTORS – Position of SportsLine as to the Fairness of the Merger; Recommendation by the Sportsline’s Special Committee and Board of Directors,” “SPECIAL FACTORS – Position of Viacom and Acquisition Corp. as to Fairness of the Merger,” “SPECIAL FACTORS – Opinion of the Special Committee’s Financial Advisor” and “Appendix B – Opinion of Perseus Group.”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Background of the Merger,” “SPECIAL FACTORS – Position of SportsLine as to the Fairness of the Merger; Recommendation by the Sportsline’s Special Committee and Board of Directors,” “SPECIAL FACTORS – Opinion of the Special Committee’s Financial Advisor” and “Appendix B – Opinion of Perseus Group.”

(c)	Availability of Documents. The reports, opinions or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive officers of SportsLine during its regular business hours by any interested holder of Common Stock or any representative who has been designated in writing.

Item 10.	Source and Amount of Funds or Other Consideration.

Item 1007 of Regulation M-A:

(a)-(d)	SOURCE OF FUNDS; CONDITIONS; EXPENSES; BORROWED FUNDS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER TRANSACTION,” “THE SPECIAL MEETING – Solicitation of Proxies,” “SPECIAL FACTORS – Purposes, Alternatives, Reasons and Effects of the Merger,” “SPECIAL FACTORS – Merger Financing,” “SPECIAL FACTORS – Interests of SportsLine Directors and Officers in the Merger,” “SPECIAL FACTORS – Estimated Fees and Expenses” and “THE MERGER AGREEMENT – Expenses.”

There are no alternative financing arrangements or alternative financing plans.

Item 11.	Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A:

(a)	Securities Ownership. The information set forth in the Proxy Statement under the caption “THE VOTING AGREEMENTS” and “SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS” is incorporated herein by reference.

(b)	Securities Transactions. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Prior Public Offerings and Prior Stock Purchases,” “THE VOTING AGREEMENTS” and “SPORTSLINE’S AGREEMENT WITH CBS BROADCASTING INC.” is incorporated herein by reference.

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Item 12.	Solicitation or Recommendation.

Item 1012(d) and (e) of Regulation M-A:

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “QUESTIONS AND ANSWERS ABOUT THE MERGER TRANSACTION,” “THE SPECIAL MEETING – Record Date; Voting Rights,” “SPECIAL FACTORS – Position of SportsLine as to the Fairness of the Merger; Recommendation by the SportsLine’s Special Committee and Board of Directors,” “SPECIAL FACTORS – Position of Viacom and Acquisition Corp. as to the Fairness of the Merger,” “SPECIAL FACTORS – Interests of SportsLine Directors and Officers in the Merger,” “THE MERGER AGREEMENT – Additional Covenants – Viacom’s Agreement to Vote” and “THE VOTING AGREEMENTS.”

(e)	Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “QUESTIONS AND ANSWERS ABOUT THE MERGER TRANSACTION,” “SPECIAL FACTORS – Position of SportsLine as to the Fairness of the Merger; Recommendation by the SportsLine’s Special Committee and Board of Directors” and “SPECIAL FACTORS – Position of Viacom and Acquisition Corp. as to the Fairness of the Merger.”

Item 13.	Financial Statements.

Item 1010(a) and (b) of Regulation M-A:

(a)	Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SELECTED HISTORICAL FINANCIAL INFORMATION” and “WHERE YOU CAN FIND MORE INFORMATION.” The information contained in the Consolidated Financial Statements included in SportsLine’s annual report on Form 10-K for the fiscal year ended December 31, 2003 and in its quarterly report on Form 10-Q for its quarter ended June 30, 2004 is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009 of Regulation M-A:

(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “THE SPECIAL MEETING – Solicitation of Proxies,” “SPECIAL FACTORS – Background of the Merger,” “SPECIAL FACTORS – Position of SportsLine as to the Fairness of the Merger; Recommendation by the SportsLine’s Special Committee and Board of Directors,” “SPECIAL FACTORS – Opinion of the Special Committee’s Financial Advisor,” “SPECIAL FACTORS – Interests of SportsLine Directors and Officers in the Merger,” “SPECIAL FACTORS – Estimated Fees and Expenses,” and “Appendix B – Opinion of Perseus Group.”

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Item 15.	Additional Information.

Item 1011(b) of Regulation M-A:

(b)	Other Material Information. The entirety of the Proxy Statement, including all Appendices thereto, is incorporated herein by reference.

Item 16.	Exhibits.

Item 1016(a) through (d), (f) and (g) of Regulation M-A:

(a)(1)	Preliminary Proxy Statement filed with the Commission on August 19, 2004.

(a)(2)	Form of Proxy Card, filed with the Commission along with the Proxy Statement.

(a)(3)	Letter to Stockholders, filed with the Commission along with the Proxy Statement.

(a)(4)	Notice of Special Meeting of Stockholders, filed with the Commission along with the Proxy Statement.

(a)(5)	Press Release dated August 2, 2004 (filed as Exhibit 99.1 to SportsLine’s Current Report on Form 8-K dated (date of earliest event reported) August 1, 2004 and incorporated herein by reference).

(a)(6)	Form of Voting and Irrevocable Proxy Agreement dated as of August 1, 2004 entered into by each of Michael Levy, Mark J. Mariani and Kenneth W. Sanders with Viacom and Stargate Two (attached as Appendix D to the Proxy Statement).

(a)(7)	Letter Agreement dated August 1, 2004 from CBSBI to SportsLine (filed as Exhibit 99.3 to SportsLine’s Current Report on Form 8-K dated (date of earliest event reported) August 1, 2004 and incorporated herein by reference).

(a)(8)	Letter Agreement dated August 1, 2004 from Viacom to Michael Levy (filed as Exhibit 99.4 to SportsLine’s Current Report on Form 8-K dated (date of earliest event reported) August 1, 2004 and incorporated herein by reference).

(a)(9)	Letter Agreement dated August 1, 2004 from Viacom to Mark J. Mariani (filed as Exhibit 99.6 to SportsLine’s Current Report on Form 8-K dated (date of earliest event reported) August 1, 2004 and incorporated herein by reference).

(a)(10)	Letter Agreement dated August 1, 2004 from Viacom to Kenneth W. Sanders (filed as Exhibit 99.5 to SportsLine’s Current Report on Form 8-K dated (date of earliest event reported) August 1, 2004 and incorporated herein by reference).

(a)(11)	Memorandum of Understanding dated August 1, 2004 among counsel to the plaintiffs and counsel to the defendants in the various class action lawsuits instituted by certain purported stockholders of SportsLine.

(c)(1)	Opinion of Perseus Group (attached as Appendix B to the Proxy Statement).

(c)(2)	Presentation materials, dated as of August 1, 2004, prepared by Perseus Group.

(d)(1)	Agreement and Plan of Merger dated as of August 1, 2004 among Viacom, Stargate Two and SportsLine (attached as Appendix A to the Proxy Statement).

(f)	Section 262 of the Delaware General Corporation Law (attached as Appendix C to the Proxy Statement).

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2004

SPORTSLINE.COM, INC.

By:	/s/ MICHAEL LEVY
Michael Levy
President and Chief Executive Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2004

STARGATE ACQUISITION CORP. ONE

By:	/s/ MICHAEL D. FRICKLAS
Michael D. Fricklas
Executive Vice President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2004

STARGATE ACQUISITION CORP. TWO

By:	/s/ MICHAEL D. FRICKLAS
Michael D. Fricklas
Executive Vice President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2004

CBS BROADCASTING INC.

By:	/s/ MICHAEL D. FRICKLAS
Michael D. Fricklas
Executive Vice President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2004

WESTINGHOUSE CBS HOLDING COMPANY, INC.

By:	/s/ MICHAEL D. FRICKLAS
Michael D. Fricklas
Executive Vice President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2004

VIACOM INC.

By:	/s/ MICHAEL D. FRICKLAS
Michael D. Fricklas
Executive Vice President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2004

NAIRI, INC.

By:	/s/ SUMNER M. REDSTONE
Sumner M. Redstone
Chairman and President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2004

NATIONAL AMUSEMENTS, INC.

By:	/s/ SUMNER M. REDSTONE
Sumner M. Redstone
Chairman and Chief Executive Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2004

/s/ SUMNER M. REDSTONE
Sumner M. Redstone
Individually

ANNEX I

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

SportsLine.com, Inc.

DIRECTORS

Name and Business Address	Material Five-Year Employment History
Michael Levy SportsLine.com, Inc. 2200 West Cypress Creek Road Fort Lauderdale, FL 33309	Mr. Levy has served as SportsLine’s Chairman of the Board, President and Chief Executive Officer since its inception in February 1994. From 1979 through March 1993, Mr. Levy served as President, Chief Executive Officer and as a director of Lexicon Corporation, a high technology company specializing in data communications and signal processing technology. From January 1988 to June 1993, Mr. Levy also served as Chairman of the Board and Chief Executive Officer of Sports-Tech International, Inc., a company engaged in the development, acquisition, integration and sale of computer software, equipment and computer-aided video systems used by professional, collegiate and high school sports programs. Between June 1993 and February 1994, Mr. Levy was a private investor.

Thomas Cullen Charter Communications 6399 S. Fiddler’s Green Circle Suite 600 Greenwood Village, CO 80111	Mr. Cullen has been a director of SportsLine since 1997. Mr. Cullen has been Executive Vice President – Advanced Services & Business Development for Charter Communications since August 2004 and was Senior Vice President – Advanced Services & Business Development for Charter Communications from August 2003 until August 2004. Charter Communications is a broadband communications company, providing a range of services to homes and businesses, including digital cable television, cable modem Internet access and telephony services. From July 2000 through August 2003, Mr. Cullen was a private investor and business consultant. Mr. Cullen served as President of MediaOne Ventures, Inc. from April 1997 until its purchase by AT&T Corp. in June 2000. From 1981 through 1997, Mr. Cullen held various senior positions with US WEST and MediaOne in the areas of business development, new product initiatives and strategic investments.

Peter Glusker Viacom Interactive Ventures 1515 Broadway New York, NY 10036	Mr. Glusker has been a director of SportsLine since March 2004. He has served as Senior Vice President of Viacom Digital Media Group, a division of Viacom, formerly known as Viacom Interactive Ventures and CBS Internet Group, since February 2000. From November 1999 through February 2000, Mr. Glusker was Managing Partner of The Accelerator Group, LLC. From September 1998 to November 1999, Mr. Glusker was a self-employed consultant. Mr. Glusker also serves as a member of the board of directors of MarketWatch.com, Inc.

ANNEX I

(Continued)

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

SportsLine.com, Inc.

Name and Business Address	Material Five-Year Employment History
Richard B. Horrow Horrow Sports Ventures, Inc. 6800 SW 40th St., Suite 174 Miami, FL 33155	Mr. Horrow has been a director of SportsLine since September 1994. Mr. Horrow is an attorney and sports development consultant and has served as President of Horrow Sports Ventures, Inc., a sports consulting firm, since its inception in May 1988. Mr. Horrow also currently serves as a consultant for various sports-related matters to the National Football League, International Speedway Corporation, the PGA TOUR, the Baltimore Orioles, Major League Soccer, the cities of Richmond, Virginia; Birmingham, Alabama; and Charlotte, North Carolina; and the State of West Virginia. Mr. Horrow also serves as a member of the board of directors of GPS Industries, Inc.

Sean McManus Viacom Inc. 1515 Broadway New York, NY 10036	Mr. McManus has been a director of SportsLine since March 1997. Mr. McManus has served as President of CBS Sports since December 1996. From October 1987 to December 1996, Mr. McManus was Senior Vice President U.S. Television Sales and Programming at Trans World International, the television division of International Management Group. From August 1981 to October 1987, Mr. McManus was Vice President Planning and Development at NBC Sports. From September 1979 to August 1981, Mr. McManus served as Associate Producer and Producer at NBC Sports and from August 1977 to September 1979 he was a Production Assistant at ABC Sports.

Andrew Nibley Marsteller 230 Park Ave South, Third Fl. New York, NY 10003	Mr. Nibley has been a director of SportsLine since March 1996. In January, 2003, Mr. Nibley became Chairman of Marsteller, the creative and advertising arm of Burson-Marsteller, a public relations firm owned by WPP. From October 1999 to December 2001, Mr. Nibley ran Vivendi Universal’s global Internet music business and served as President and Chief Executive Officer of both GetMusic LLC and Rollingstone.com. From January 1998 to September 1999, Mr. Nibley served as President of Reuters NewMedia, Inc., a company he co-founded in 1994, and of which he had been a director since January 1994. From January 1994 to January 1998, Mr. Nibley served as Editor of Reuters, America Inc. as well as Senior Vice President News and Television. Mr. Nibley also currently serves on the Board of Directors of several privately held companies in the online and offline media businesses.

ANNEX I

(Continued)

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

SportsLine.com, Inc.

Name and Business Address	Material Five-Year Employment History
Michael P. Schulhof Private Investor 375 Park Avenue, Suite 1505 New York, NY 10152	Mr. Schulhof has been a director of SportsLine since November 1997. Mr. Schulhof is currently a private investor focused on high technology, new media and Internet companies. From June 1974 to January 1996, Mr. Schulhof held various positions at Sony Corporation of America, Inc. and most recently served as President and Chief Executive Officer from June 1993 to January 1996. Mr. Schulhof is a trustee of Brandeis University, New York University Medical Center, the International Tennis Hall of Fame and the Brookings Institution. Mr. Schulhof also serves on the Board of Directors of the Center on Addiction and Substance Abuse at Columbia University and The American Hospital of Paris Foundations and is a member of the Council on Foreign Relations. Mr. Schulhof is a director of j2 Global Communications, Inc.

ANNEX I

(Continued)

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

SportsLine.com, Inc.

EXECUTIVE OFFICERS

Name and Business Address	Material Five-Year Employment History
Michael Levy SportsLine.com, Inc. 2200 West Cypress Creek Road Fort Lauderdale, FL 33309	Mr. Levy has served as SportsLine’s Chairman of the Board, President and Chief Executive Officer since its inception in February 1994. From 1979 through March 1993, Mr. Levy served as President, Chief Executive Officer and as a director of Lexicon Corporation, a high technology company specializing in data communications and signal processing technology. From January 1988 to June 1993, Mr. Levy also served as Chairman of the Board and Chief Executive Officer of Sports-Tech International, Inc., a company engaged in the development, acquisition, integration and sale of computer software, equipment and computer-aided video systems used by professional, collegiate and high school sports programs. Between June 1993 and February 1994, Mr. Levy was a private investor.

Sharon M. Glickman SportsLine.com, Inc. 2200 West Cypress Creek Road Fort Lauderdale, FL 33309	Ms. Glickman has served as SportsLine’s Chief Financial Officer since February 2004. Ms. Glickman joined SportsLine in September 1996 and served as Assistant Controller until April 1998 when she was promoted to Corporate Controller. Between August 1985 and May 1996, Ms. Glickman was employed by Alamo Rent-A-Car, Inc. in various financial and accounting capacities.

Mark J. Mariani SportsLine.com, Inc. 2200 West Cypress Creek Road Fort Lauderdale, FL 33309	Mr. Mariani has served as President, Sales and Marketing, since June 1999. He joined SportsLine in April 1996 as Executive Vice President, Sales. From August 1991 to March 1996, Mr. Mariani served as Executive Vice President of Sports Sales for Turner Broadcasting Sales, Inc. From June 1990 to August 1991, Mr. Mariani served as Senior Vice President and National Sales Manager for CNN in New York and, from May 1986 to June 1990, Mr. Mariani served as Vice President for CNN Sales Midwest. Prior to joining Turner Broadcasting, Mr. Mariani served as an Account Executive for WBBM, a television station in Chicago, Illinois, owned and operated by CBS television.

ANNEX I

(Continued)

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

SportsLine.com, Inc.

Name and Business Address	Material Five-Year Employment History
Kenneth W. Sanders SportsLine.com, Inc. 2200 West Cypress Creek Road Fort Lauderdale, FL 33309	Mr. Sanders has served as SportsLine’s Executive Vice President, Strategic and Financial Planning since February 2004. Mr. Sanders joined SportsLine in September 1997 and was its President of Finance and Administration and Chief Financial Officer from January 2001 to February 2004 and its Vice President and Chief Financial Officer from September 1997 until October 1998. From January 1996 to August 1997, Mr. Sanders served as Senior Vice President, Chief Financial Officer of Paging Network, Inc., the world’s largest paging company during the 1990s. From May 1993 to December 1995, Mr. Sanders served as Executive Vice President, Chief Financial Officer and a director of CellStar Corporation, an integrated wholesaler and retailer of cellular phones and related products. Between July 1979 and April 1993, Mr. Sanders was employed by KPMG Peat Marwick, most recently as an Audit Partner from July 1990 to April 1993.

Stephen E. Snyder SportsLine.com, Inc. 2200 West Cypress Creek Road Fort Lauderdale, FL 33309	Mr. Snyder has served as SportsLine’s Executive Vice President, Product Development and Operations since November 2003. From July 1999 to November 2001, he served as vice president of production, from November 2001 to May 2002 he was vice president of strategic product development and from May 2002 to November 2003 he was vice president of marketing. Mr. Snyder joined SportsLine in January 1998 as director of infrastructure engineering when SportsLine acquired GolfWeb of which he was director of site development.

ANNEX II

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

Stargate Acquisition Corp. One

DIRECTORS

Name and Business Address	Material Five-Year Employment History
Robert G. Freedline Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Freedline has been Senior Vice President, Treasurer of Viacom since May 2002. Prior to that, he served as Vice President and Treasurer of Viacom from May 2000 to May 2002. From May 1998 to May 2000, he served as Vice President and Controller of CBS Corporation. Mr. Freedline also served as Director of Business Planning and Development of CBS from June 1996 to May 1998.

Michael D. Fricklas Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Fricklas has been Executive Vice President, General Counsel and Secretary of Viacom since May 2000. From October 1998 to May 2000, he served as Senior Vice President, General Counsel and Secretary of Viacom and from July 1993 to October 1998, he served as Vice President, Deputy General Counsel of Viacom. Mr. Fricklas is a director of Blockbuster Inc., a majority-owned subsidiary of Viacom.

Susan C. Gordon Viacom Inc. 1515 Broadway New York, NY 10036	Ms. Gordon has been Senior Vice President, Controller and Chief Accounting Officer of Viacom since May 2002. Prior to that, she served as Vice President, Controller and Chief Accounting Officer of Viacom from April 1995 to May 2002 and as Vice President, Internal Audit from October 1986 to April 1995. From June 1985 to October 1986, Ms. Gordon served as Controller of Viacom Broadcasting. She joined the Company in 1981 and has held various positions in the corporate finance area.

ANNEX II

(Continued)

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

Stargate Acquisition Corp. One

EXECUTIVE OFFICERS

Name and Business Address	Material Five-Year Employment History
Leslie Moonves Viacom Inc. 7800 Beverly Boulevard Los Angeles, CA 90036	Mr. Moonves has been Co-President and Co-Chief Operating Officer of Viacom since June 2004. Prior to that, he served as Chairman and Chief Executive Officer of CBS, a unit of Viacom, since 2003 and as President and Chief Executive Officer of CBS since 1998. Mr. Moonves joined CBS in 1995 as President, CBS Entertainment. Prior to that, Mr. Moonves was President of Warner Bros. Television since July 1993.

Richard J. Bressler Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Bressler has been Senior Executive Vice President and Chief Financial Officer of Viacom since May 2001. Before joining Viacom, Mr. Bressler was Executive Vice President of AOL Time Warner Inc. and Chief Executive Officer of AOL Time Warner Investments. Prior to that, Mr. Bressler served in various capacities with Time Warner Inc., including as Chairman and Chief Executive Officer of Time Warner Digital Media. He also served as Executive Vice President and Chief Financial Officer of Time Warner Inc. from March 1995 to June 1999. Mr. Bressler serves on the National Advisory Committee of JPMorgan Chase and is a director of Blockbuster Inc., a majority-owned subsidiary of Viacom.

Michael D. Fricklas Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Fricklas has been Executive Vice President, General Counsel and Secretary of Viacom since May 2000. From October 1998 to May 2000, he served as Senior Vice President, General Counsel and Secretary of Viacom and from July 1993 to October 1998, he served as Vice President, Deputy General Counsel of Viacom. Mr. Fricklas is a director of Blockbuster Inc., a majority-owned subsidiary of Viacom.

Harry Isaacs CBS Broadcasting Inc. 7800 Beverly Blvd. Los Angeles, CA 90036	Mr. Isaacs has been Senior Vice President, CBS Industrial Relations for CBS Broadcasting Inc. since October 2000. Prior to that, he served as Vice President, Labor Relations of Paramount Pictures from January 1997 to October 2000.

ANNEX II

(Continued)

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

Stargate Acquisition Corp. One

Name and Business Address	Material Five-Year Employment History
Fredric G. Reynolds Viacom Television Stations Group 513 West 57th Street New York, NY 10019	Mr. Reynolds has been the President and Chief Executive Officer of Viacom Television Stations Group since 2001. Prior to that, he served as Executive Vice President and Chief Financial Officer of Viacom from 2000 to 2001. From 1994 to 2000, Mr. Reynolds served as Executive Vice President and Chief Financial Officer of CBS Corporation.

Dennis Swanson Viacom Television Stations Group 513 West 57th Street New York, NY 10019	Mr. Swanson has been the Executive Vice President and Chief Operating Officer of Viacom Television Stations Group since July 2002. Prior to that, he was the co-chair to NBC Olympics from October 1998 to July 2002. From July 1996 to July 2002, Mr. Swanson was the President of WNBC.

William A. Roskin Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Roskin was elected Senior Vice President, Human Resources and Administration of Viacom in July 1992. Prior to that, he served as Vice President, Human Resources and Administration of Viacom from April 1988 to July 1992. From May 1986 to April 1988, he was Senior Vice President, Human Resources at Coleco Industries, Inc. From 1976 to 1986, he held various executive positions at Warner Communications Inc., serving most recently as Vice President, Industrial and Labor Relations.

Robert G. Freedline Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Freedline has been Senior Vice President, Treasurer of Viacom since May 2002. Prior to that, he served as Vice President and Treasurer of Viacom from May 2000 to May 2002. From May 1998 to May 2000, he served as Vice President and Controller of CBS Corporation. Mr. Freedline also served as Director of Business Planning and Development of CBS from June 1996 to May 1998.

Susan C. Gordon Viacom Inc. 1515 Broadway New York, NY 10036	Ms. Gordon has been Senior Vice President, Controller and Chief Accounting Officer of Viacom since May 2002. Prior to that, she served as Vice President, Controller and Chief Accounting Officer of Viacom from April 1995 to May 2002 and as Vice President, Internal Audit from October 1986 to April 1995. From June 1985 to October 1986, Ms. Gordon served as Controller of Viacom Broadcasting. She joined the Company in 1981 and has held various positions in the corporate finance area.

ANNEX II

(Continued)

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

Stargate Acquisition Corp. One

Name and Business Address	Material Five-Year Employment History
Bruce Taub CBS Television Network 51 West 52nd Street New York, NY 10019	Mr. Taub has been the Chief Financial Officer of CBS Television Network for the last five years.

ANNEX III

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

Stargate Acquisition Corp. Two

DIRECTORS

Name and Business Address	Material Five-Year Employment History

Robert G. Freedline Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Freedline has been Senior Vice President, Treasurer of Viacom since May 2002. Prior to that, he served as Vice President and Treasurer of Viacom from May 2000 to May 2002. From May 1998 to May 2000, he served as Vice President and Controller of CBS Corporation. Mr. Freedline also served as Director of Business Planning and Development of CBS from June 1996 to May 1998.

Michael D. Fricklas Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Fricklas has been Executive Vice President, General Counsel and Secretary of Viacom since May 2000. From October 1998 to May 2000, he served as Senior Vice President, General Counsel and Secretary of Viacom and from July 1993 to October 1998, he served as Vice President, Deputy General Counsel of Viacom. Mr. Fricklas is a director of Blockbuster Inc., a majority-owned subsidiary of Viacom.

Susan C. Gordon Viacom Inc. 1515 Broadway New York, NY 10036	Ms. Gordon has been Senior Vice President, Controller and Chief Accounting Officer of Viacom since May 2002. Prior to that, she served as Vice President, Controller and Chief Accounting Officer of Viacom from April 1995 to May 2002 and as Vice President, Internal Audit from October 1986 to April 1995. From June 1985 to October 1986, Ms. Gordon served as Controller of Viacom Broadcasting. She joined the Company in 1981 and has held various positions in the corporate finance area.

III-1

ANNEX III

(Continued)

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

Stargate Acquisition Corp. Two

EXECUTIVE OFFICERS

Name and Business Address	Material Five-Year Employment History

Leslie Moonves Viacom Inc. 7800 Beverly Boulevard Los Angeles, CA 90036	Mr. Moonves has been Co-President and Co-Chief Operating Officer of Viacom since June 2004. Prior to that, he served as Chairman and Chief Executive Officer of CBS, a unit of Viacom, since 2003 and as President and Chief Executive Officer of CBS since 1998. Mr. Moonves joined CBS in 1995 as President, CBS Entertainment. Prior to that, Mr. Moonves was President of Warner Bros. Television since July 1993.

Richard J. Bressler Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Bressler has been Senior Executive Vice President and Chief Financial Officer of Viacom since May 2001. Before joining Viacom, Mr. Bressler was Executive Vice President of AOL Time Warner Inc. and Chief Executive Officer of AOL Time Warner Investments. Prior to that, Mr. Bressler served in various capacities with Time Warner Inc., including as Chairman and Chief Executive Officer of Time Warner Digital Media. He also served as Executive Vice President and Chief Financial Officer of Time Warner Inc. from March 1995 to June 1999. Mr. Bressler serves on the National Advisory Committee of JPMorgan Chase and is a director of Blockbuster Inc., a majority-owned subsidiary of Viacom.

Michael D. Fricklas Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Fricklas has been Executive Vice President, General Counsel and Secretary of Viacom since May 2000. From October 1998 to May 2000, he served as Senior Vice President, General Counsel and Secretary of Viacom and from July 1993 to October 1998, he served as Vice President, Deputy General Counsel of Viacom. Mr. Fricklas is a director of Blockbuster Inc., a majority-owned subsidiary of Viacom.

Harry Isaacs CBS Broadcasting Inc. 7800 Beverly Blvd. Los Angeles, CA 90036	Mr. Isaacs has been Senior Vice President, CBS Industrial Relations for CBS Broadcasting Inc. since October 2000. Prior to that, he served as Vice President, Labor Relations of Paramount Pictures from January 1997 to October 2000.

III-2

ANNEX III

(Continued)

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

Stargate Acquisition Corp. Two

Name and Business Address	Material Five-Year Employment History

Fredric G. Reynolds Viacom Television Stations Group 513 West 57th Street New York, NY 10019	Mr. Reynolds has been the President and Chief Executive Officer of Viacom Television Stations Group since 2001. Prior to that, he served as Executive Vice President and Chief Financial Officer of Viacom from 2000 to 2001. From 1994 to 2000, Mr. Reynolds served as Executive Vice President and Chief Financial Officer of CBS Corporation.

Dennis Swanson Viacom Television Stations Group 513 West 57th Street New York, NY 10019	Mr. Swanson has been the Executive Vice President and Chief Operating Officer of Viacom Television Stations Group since July 2002. Prior to that, he was the co-chair to NBC Olympics from October 1998 to July 2002. From July 1996 to July 2002, Mr. Swanson was the President of WNBC.

William A. Roskin Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Roskin was elected Senior Vice President, Human Resources and Administration of Viacom in July 1992. Prior to that, he served as Vice President, Human Resources and Administration of Viacom from April 1988 to July 1992. From May 1986 to April 1988, he was Senior Vice President, Human Resources at Coleco Industries, Inc. From 1976 to 1986, he held various executive positions at Warner Communications Inc., serving most recently as Vice President, Industrial and Labor Relations.

Robert G. Freedline Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Freedline has been Senior Vice President, Treasurer of Viacom since May 2002. Prior to that, he served as Vice President and Treasurer of Viacom from May 2000 to May 2002. From May 1998 to May 2000, he served as Vice President and Controller of CBS Corporation. Mr. Freedline also served as Director of Business Planning and Development of CBS from June 1996 to May 1998.

Susan C. Gordon Viacom Inc. 1515 Broadway New York, NY 10036	Ms. Gordon has been Senior Vice President, Controller and Chief Accounting Officer of Viacom since May 2002. Prior to that, she served as Vice President, Controller and Chief Accounting Officer of Viacom from April 1995 to May 2002 and as Vice President, Internal Audit from October 1986 to April 1995. From June 1985 to October 1986, Ms. Gordon served as Controller of Viacom Broadcasting. She joined the Company in 1981 and has held various positions in the corporate finance area.

III-3

ANNEX III

(Continued)

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

Stargate Acquisition Corp. Two

Name and Business Address	Material Five-Year Employment History
Bruce Taub CBS Television Network 51 West 52nd Street New York, NY 10019	Mr. Taub has been the Chief Financial Officer of CBS Television Network for the last five years.

III-4

ANNEX IV

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

CBS Broadcasting Inc.

DIRECTORS

Name and Business Address	Material Five-Year Employment History
Robert G. Freedline Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Freedline has been Senior Vice President, Treasurer of Viacom since May 2002. Prior to that, he served as Vice President and Treasurer of Viacom from May 2000 to May 2002. From May 1998 to May 2000, he served as Vice President and Controller of CBS Corporation. Mr. Freedline also served as Director of Business Planning and Development of CBS from June 1996 to May 1998.

Michael D. Fricklas Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Fricklas has been Executive Vice President, General Counsel and Secretary of Viacom since May 2000. From October 1998 to May 2000, he served as Senior Vice President, General Counsel and Secretary of Viacom and from July 1993 to October 1998, he served as Vice President, Deputy General Counsel of Viacom. Mr. Fricklas is a director of Blockbuster Inc., a majority-owned subsidiary of Viacom.

Susan C. Gordon Viacom Inc. 1515 Broadway New York, NY 10036	Ms. Gordon has been Senior Vice President, Controller and Chief Accounting Officer of Viacom since May 2002. Prior to that, she served as Vice President, Controller and Chief Accounting Officer of Viacom from April 1995 to May 2002 and as Vice President, Internal Audit from October 1986 to April 1995. From June 1985 to October 1986, Ms. Gordon served as Controller of Viacom Broadcasting. She joined the Company in 1981 and has held various positions in the corporate finance area.

ANNEX IV

(Continued)

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

CBS Broadcasting Inc.

EXECUTIVE OFFICERS

Name and Business Address	Material Five-Year Employment History
Leslie Moonves Viacom Inc. 7800 Beverly Boulevard Los Angeles, CA 90036	Mr. Moonves has been Co-President and Co-Chief Operating Officer of Viacom since June 2004. Prior to that, he served as Chairman and Chief Executive Officer of CBS, a unit of Viacom, since 2003 and as President and Chief Executive Officer of CBS since 1998. Mr. Moonves joined CBS in 1995 as President, CBS Entertainment. Prior to that, Mr. Moonves was President of Warner Bros. Television since July 1993.

Richard J. Bressler Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Bressler has been Senior Executive Vice President and Chief Financial Officer of Viacom since May 2001. Before joining Viacom, Mr. Bressler was Executive Vice President of AOL Time Warner Inc. and Chief Executive Officer of AOL Time Warner Investments. Prior to that, Mr. Bressler served in various capacities with Time Warner Inc., including as Chairman and Chief Executive Officer of Time Warner Digital Media. He also served as Executive Vice President and Chief Financial Officer of Time Warner Inc. from March 1995 to June 1999. Mr. Bressler serves on the National Advisory Committee of JPMorgan Chase and is a director of Blockbuster Inc., a majority-owned subsidiary of Viacom.

Michael D. Fricklas Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Fricklas has been Executive Vice President, General Counsel and Secretary of Viacom since May 2000. From October 1998 to May 2000, he served as Senior Vice President, General Counsel and Secretary of Viacom and from July 1993 to October 1998, he served as Vice President, Deputy General Counsel of Viacom. Mr. Fricklas is a director of Blockbuster Inc., a majority-owned subsidiary of Viacom.

Harry Isaacs CBS Broadcasting Inc. 7800 Beverly Blvd. Los Angeles, CA 90036	Mr. Isaacs has been Senior Vice President, CBS Industrial Relations for CBS Broadcasting Inc. since October 2000. Prior to that, he served as Vice President, Labor Relations of Paramount Pictures from January 1997 to October 2000.

Fredric G. Reynolds Viacom Television Stations Group 513 West 57th Street New York, NY 10019	Mr. Reynolds has been the President and Chief Executive Officer of Viacom Television Stations Group since 2001. Prior to that, he served as Executive Vice President and Chief Financial Officer of Viacom from 2000 to 2001. From 1994 to 2000, Mr. Reynolds served as Executive Vice President and Chief Financial Officer of CBS Corporation.

ANNEX IV

(Continued)

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

CBS Broadcasting Inc.

Name and Business Address	Material Five-Year Employment History
Dennis Swanson Viacom Television Stations Group 513 West 57th Street New York, NY 10019	Mr. Swanson has been the Executive Vice President and Chief Operating Officer of Viacom Television Stations Group since July 2002. Prior to that, he was the co-chair to NBC Olympics from October 1998 to July 2002. From July 1996 to July 2002, Mr. Swanson was the President of WNBC.

William A. Roskin Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Roskin was elected Senior Vice President, Human Resources and Administration of Viacom in July 1992. Prior to that, he served as Vice President, Human Resources and Administration of Viacom from April 1988 to July 1992. From May 1986 to April 1988, he was Senior Vice President, Human Resources at Coleco Industries, Inc. From 1976 to 1986, he held various executive positions at Warner Communications Inc., serving most recently as Vice President, Industrial and Labor Relations.

Robert G. Freedline Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Freedline has been Senior Vice President, Treasurer of Viacom since May 2002. Prior to that, he served as Vice President and Treasurer of Viacom from May 2000 to May 2002. From May 1998 to May 2000, he served as Vice President and Controller of CBS Corporation. Mr. Freedline also served as Director of Business Planning and Development of CBS from June 1996 to May 1998.

Susan C. Gordon Viacom Inc. 1515 Broadway New York, NY 10036	Ms. Gordon has been Senior Vice President, Controller and Chief Accounting Officer of Viacom since May 2002. Prior to that, she served as Vice President, Controller and Chief Accounting Officer of Viacom from April 1995 to May 2002 and as Vice President, Internal Audit from October 1986 to April 1995. From June 1985 to October 1986, Ms. Gordon served as Controller of Viacom Broadcasting. She joined the Company in 1981 and has held various positions in the corporate finance area.

Bruce Taub CBS Television Network 51 West 52nd Street New York, NY 10019	Mr. Taub has been the Chief Financial Officer of CBS Television Network for the last five years.

ANNEX V

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

Westinghouse CBS Holding Company, Inc.

DIRECTORS

Name and Business Address	Material Five-Year Employment History
Robert G. Freedline Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Freedline has been Senior Vice President, Treasurer of Viacom since May 2002. Prior to that, he served as Vice President and Treasurer of Viacom from May 2000 to May 2002. From May 1998 to May 2000, he served as Vice President and Controller of CBS Corporation. Mr. Freedline also served as Director of Business Planning and Development of CBS from June 1996 to May 1998.

Michael D. Fricklas Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Fricklas has been Executive Vice President, General Counsel and Secretary of Viacom since May 2000. From October 1998 to May 2000, he served as Senior Vice President, General Counsel and Secretary of Viacom and from July 1993 to October 1998, he served as Vice President, Deputy General Counsel of Viacom. Mr. Fricklas is a director of Blockbuster Inc., a majority-owned subsidiary of Viacom.

Susan C. Gordon Viacom Inc. 1515 Broadway New York, NY 10036	Ms. Gordon has been Senior Vice President, Controller and Chief Accounting Officer of Viacom since May 2002. Prior to that, she served as Vice President, Controller and Chief Accounting Officer of Viacom from April 1995 to May 2002 and as Vice President, Internal Audit from October 1986 to April 1995. From June 1985 to October 1986, Ms. Gordon served as Controller of Viacom Broadcasting. She joined the Company in 1981 and has held various positions in the corporate finance area.

ANNEX V

(Continued)

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

Westinghouse CBS Holding Company, Inc.

EXECUTIVE OFFICERS

Name and Business Address	Material Five-Year Employment History
Leslie Moonves Viacom Inc. 7800 Beverly Boulevard Los Angeles, CA 90036	Mr. Moonves has been Co-President and Co-Chief Operating Officer of Viacom since June 2004. Prior to that, he served as Chairman and Chief Executive Officer of CBS, a unit of Viacom, since 2003 and as President and Chief Executive Officer of CBS since 1998. Mr. Moonves joined CBS in 1995 as President, CBS Entertainment. Prior to that, Mr. Moonves was President of Warner Bros. Television since July 1993.

Richard J. Bressler Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Bressler has been Senior Executive Vice President and Chief Financial Officer of Viacom since May 2001. Before joining Viacom, Mr. Bressler was Executive Vice President of AOL Time Warner Inc. and Chief Executive Officer of AOL Time Warner Investments. Prior to that, Mr. Bressler served in various capacities with Time Warner Inc., including as Chairman and Chief Executive Officer of Time Warner Digital Media. He also served as Executive Vice President and Chief Financial Officer of Time Warner Inc. from March 1995 to June 1999. Mr. Bressler serves on the National Advisory Committee of JPMorgan Chase and is a director of Blockbuster Inc., a majority-owned subsidiary of Viacom.

Michael D. Fricklas Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Fricklas has been Executive Vice President, General Counsel and Secretary of Viacom since May 2000. From October 1998 to May 2000, he served as Senior Vice President, General Counsel and Secretary of Viacom and from July 1993 to October 1998, he served as Vice President, Deputy General Counsel of Viacom. Mr. Fricklas is a director of Blockbuster Inc., a majority-owned subsidiary of Viacom.

Fredric G. Reynolds Viacom Television Stations Group 513 West 57th Street New York, NY 10019	Mr. Reynolds has been the President and Chief Executive Officer of Viacom Television Stations Group since 2001. Prior to that, he served as Executive Vice President and Chief Financial Officer of Viacom from 2000 to 2001. From 1994 to 2000, Mr. Reynolds served as Executive Vice President and Chief Financial Officer of CBS Corporation.

ANNEX V

(Continued)

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

Westinghouse CBS Holding Company, Inc.

Name and Business Address	Material Five-Year Employment History
Dennis Swanson Viacom Television Stations Group 513 West 57th Street New York, NY 10019	Mr. Swanson has been the Executive Vice President and Chief Operating Officer of Viacom Television Stations Group since July 2002. Prior to that, he was the co-chair to NBC Olympics from October 1998 to July 2002. From July 1996 to July 2002, Mr. Swanson was the President of WNBC.

William A. Roskin Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Roskin was elected Senior Vice President, Human Resources and Administration of Viacom in July 1992. Prior to that, he served as Vice President, Human Resources and Administration of Viacom from April 1988 to July 1992. From May 1986 to April 1988, he was Senior Vice President, Human Resources at Coleco Industries, Inc. From 1976 to 1986, he held various executive positions at Warner Communications Inc., serving most recently as Vice President, Industrial and Labor Relations.

Robert G. Freedline Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Freedline has been Senior Vice President, Treasurer of Viacom since May 2002. Prior to that, he served as Vice President and Treasurer of Viacom from May 2000 to May 2002. From May 1998 to May 2000, he served as Vice President and Controller of CBS Corporation. Mr. Freedline also served as Director of Business Planning and Development of CBS from June 1996 to May 1998.

Susan C. Gordon Viacom Inc. 1515 Broadway New York, NY 10036	Ms. Gordon has been Senior Vice President, Controller and Chief Accounting Officer of Viacom since May 2002. Prior to that, she served as Vice President, Controller and Chief Accounting Officer of Viacom from April 1995 to May 2002 and as Vice President, Internal Audit from October 1986 to April 1995. From June 1985 to October 1986, Ms. Gordon served as Controller of Viacom Broadcasting. She joined the Company in 1981 and has held various positions in the corporate finance area.

Bruce Taub CBS Television Network 51 West 52nd Street New York, NY 10019	Mr. Taub has been the Chief Financial Officer of CBS Television Network for the last five years.

ANNEX VI

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

Viacom Inc.

DIRECTORS

Name and Business Address	Material Five-Year Employment History
George S. Abrams Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Abrams has been a director of Viacom since 1987. He has been an attorney associated with the law firm of Winer and Abrams in Boston, Massachusetts since 1969. Mr. Abrams is also a trustee of the Museum of Fine Arts in Boston. Mr. Abrams is a director of National Amusements and Sonesta International Hotels Corporation.

David R. Andelman Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Andelman has been a director of Viacom since December 2000. He has been an attorney associated with the law firm of Lourie & Cutler, P.C. in Boston, Massachusetts since 1964. Mr. Andelman also serves as a director and treasurer of Lourie & Cutler. He is a director of National Amusements.

Joseph A. Califano, Jr. Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Califano has been a director of Viacom since 2003. He has been Chairman of the Board and President of The National Center on Addiction and Substance Abuse at Columbia University since 1992. Mr. Califano has served as Adjunct Professor of Public Health at Columbia University’s Medical School and School of Public Health since 1992 and is a member of the Institute of Medicine of the National Academy of Sciences. Mr. Califano was senior partner of the Washington, D.C. office of the law firm Dewey Ballantine from 1983 to 1992. Mr. Califano served as the United States Secretary of Health, Education and Welfare from 1977 to 1979, and he served as President Lyndon B. Johnson’s Assistant for Domestic Affairs from 1965 to 1969. He is the author of ten books. He is a director of Automatic Data Processing, Inc., Willis Group Holdings Limited and Midway Games, Inc.

William S. Cohen Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Cohen has been a director of Viacom since 2003. He has been the Chairman and Chief Executive Officer of The Cohen Group, a business consulting firm, since January 2001. Prior to founding The Cohen Group, Mr. Cohen served as the United States Secretary of Defense from January 1997 to 2001. He also served as a United States Senator from 1979 to 1997 and as a member of the United States House of Representatives from 1973 to 1979. Mr. Cohen is also a director of American International Group, Inc. and Head N.V.

ANNEX VI

(Continued)

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

Viacom Inc.

Name and Business Address	Material Five-Year Employment History
Philippe P. Dauman Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Dauman has been a director of Viacom since 1987. He has been the Co-Chairman and Chief Executive Officer of DND Capital Partners, L.L.C., a private equity firm, since May 2000. Mr. Dauman served as Viacom’s Deputy Chairman from 1996 until May 2000 and Executive Vice President from 1994 until May 2000. From 1993 to 1998, Mr. Dauman also served as General Counsel and Secretary of Viacom. Mr. Dauman is a director of National Amusements. He is also a director of Blockbuster Inc., a majority-owned subsidiary of Viacom, and Lafarge North America Inc.

Alan C. Greenberg Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Greenberg has been a director of Viacom since 2003. He has been Chairman of the Executive Committee of The Bear Stearns Companies Inc. since June 2001. Mr. Greenberg also served as Chairman of the Board of Bear Stearns from 1985 to 2001 and as its Chief Executive Officer from 1978 to 1993. He is also a director of The Bear Stearns Companies Inc.

ANNEX VI

(Continued)

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

Viacom Inc.

Name and Business Address	Material Five-Year Employment History
Jan Leschly Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Leschly has been a director of Viacom since 2000. He has been Chairman and Chief Executive Officer of Care Capital L.L.C., a private equity firm, since May 2000. Mr. Leschly served as the Chief Executive Officer of SmithKline Beecham Corp. from 1994 until April 2000. He served as Chairman of SmithKline Beecham’s worldwide pharmaceutical business from 1990 to 1994. Prior to that, Mr. Leschly was President and Chief Operating Officer of Squibb Corporation. Before joining Squibb Corporation in 1979, he served as Executive Vice President and President of the Pharmaceutical Division of Novo-Nordisk for eight years. Mr. Leschly was a director of CBS Corporation until its merger with Viacom in May 2000. He is also a director of American Express Co.

David T. McLaughlin Viacom Inc. 1515 Broadway New York, NY 10036	Mr. McLaughlin has been a director of Viacom since 2000. He has been Chairman of the Board of Orion Safety Products since 1988. Mr. McLaughlin was also Chairman of the American Red Cross until May 2004. Mr. McLaughlin also served as Chief Executive Officer of Orion Safety Products from 1988 to December 31, 2000. He was President and Chief Executive Officer of the Aspen Institute from 1988 to 1997 and its Chairman from 1987 to 1988. Mr. McLaughlin was President of Dartmouth College from 1981 to 1987. He served as Chairman and Chief Executive Officer of Toro Company from 1977 to 1981, after serving in various management positions at Toro Company since 1970. Mr. McLaughlin served as a director of CBS Corporation from 1979, becoming Chairman of the Board in January 1999 until its merger with Viacom in May 2000. He also served as a director of Infinity until the merger of Infinity with Viacom in February 2001.

ANNEX VI

(Continued)

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

Viacom Inc.

Name and Business Address	Material Five-Year Employment History
Shari E. Redstone Viacom Inc. 1515 Broadway New York, NY 10036	Ms. Redstone has been a director of Viacom since 1994. She has been President of National Amusements since January 2000. Prior to that, Ms. Redstone served as Executive Vice President of National Amusements since 1994. She is also a director of National Amusements. Ms. Redstone practiced law from 1978 to 1993, with her practice including corporate law, estate planning and criminal law. Ms. Redstone is a member of the Board of Directors and Executive Committee for the National Association of Theatre Owners, Co-Chairman and Co-Chief Executive Officer of MovieTickets.com, Inc., Chairman and Chief Executive Officer of CineBridge Ventures, Inc. and Chairman and Chief Executive Officer of Rising Star Media. She is a member of the board of several charitable organizations, including the Board of Trustees at Dana Farber Cancer Institute, the Board of Directors at Combined Jewish Philanthropies and the Board of Directors of the John F. Kennedy Library Foundation, and is a former member of the Board of Overseers at Brandeis University and the Board of Trustees at Tufts University. She is also a director of Midway Games, Inc.

ANNEX VI

(Continued)

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

Viacom Inc.

Name and Business Address	Material Five-Year Employment History
Sumner M. Redstone Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Redstone has been a director of Viacom since 1986. He has been Chairman of the Board of Viacom since 1987 and Chief Executive Officer since 1996. Mr. Redstone has also served as Chairman of the Board of National Amusements since 1986 and Chief Executive Officer of National Amusements since 1967. He served as President of National Amusements from 1967 through 1999. Mr. Redstone served as the first Chairman of the Board of the National Association of Theatre Owners and is currently a member of its Executive Committee. Since 1982, Mr. Redstone has been a member of the faculty of Boston University Law School, where he has lectured on entertainment law, and, since 1994, he has been a Visiting Professor at Brandeis University. He has also been a frequent lecturer at colleges, including Harvard Law School. Mr. Redstone graduated from Harvard University in 1944 and received a LL.B. from Harvard University School of Law in 1947. Upon graduation, Mr. Redstone served as Law Secretary with the United States Court of Appeals and then as a Special Assistant to the United States Attorney General. Mr. Redstone served in the Military Intelligence Division during World War II. While a student at Harvard, he was selected to join a special intelligence group whose mission was to break Japan’s high-level military and diplomatic codes. Mr. Redstone received, among other honors, two commendations from the Military Intelligence Division in recognition of his service, contribution and devotion to duty. He is also a recipient of the Army Commendation Award. He served as a director of Infinity until the merger of Infinity with Viacom in February 2001. Mr. Redstone is also a director of Blockbuster Inc., a majority-owned subsidiary of Viacom.

ANNEX VI

(Continued)

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

Viacom Inc.

Name and Business Address	Material Five-Year Employment History

Fredric V. Salerno Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Salerno has been a director of Viacom since 1994. He was Vice Chairman and Chief Financial Officer of Verizon Communications Inc. from June 2000 to October 2002. Prior to that, Mr. Salerno served as Vice Chairman and Chief Financial Officer of Bell Atlantic (Verizon’s predecessor) from August 1997. Prior to the merger of Bell Atlantic and NYNEX Corporation, he served as Vice Chairman Finance and Business Development of NYNEX from 1994 to 1997. Mr. Salerno was Vice Chairman of the Board of NYNEX and President of the NYNEX Worldwide Services Group from 1991 to 1994. He is also a director of Akamai Technologies, Inc., The Bear Stearns Companies Inc., Consolidated Edison, Inc., Gabelli Asset Management and Popular Inc.

William Schwartz Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Schwartz has been a director of Viacom since 1987. He has been counsel to the law firm of Cadwalader, Wickersham & Taft since 1988. Mr. Schwartz served as Vice President for Academic Affairs (the chief academic officer) of Yeshiva University from 1993 to July 1998 and has been University Professor of Law at Yeshiva University and the Cardozo School of Law since 1991. He was Dean of the Boston University School of Law from 1980 to 1988 and a professor of law at Boston University from 1955 to 1991. Mr. Schwartz is an honorary member of the National College of Probate Judges. He formerly served as Chairman of the Boston Mayor’s Special Commission on Police Procedures and was a member of the Legal Advisory Board of the New York Stock Exchange (NYSE).

Patty Stonesifer Viacom Inc. 1515 Broadway New York, NY 10036	Ms. Stonesifer has been a director of Viacom since 2000. She has been Co-Chair and President of the Bill & Melinda Gates Foundation since 1999. From 1997 to 1999, Ms. Stonesifer served as Chairwoman and President of the Gates Learning Foundation until it combined with the William H. Gates Foundation to form the Bill & Melinda Gates Foundation. Prior to that, Ms. Stonesifer ran her own management consulting firm from 1996 to 1997. From 1988 to 1996, she held various senior management positions at Microsoft Corporation, including Senior Vice President, Interactive Media Division, and Senior Vice President, Consumer Division. Ms. Stonesifer was a director of CBS Corporation until its merger with Viacom in May 2000. She is also a director of Amazon.com.

ANNEX VI

(Continued)

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

Viacom Inc.

Name and Business Address	Material Five-Year Employment History
Robert D. Walter Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Walter has been a director of Viacom since 2000. He was a founder of and has been Chairman and Chief Executive Officer of Cardinal Health, Inc. since 1971. Mr. Walter was a director of CBS Corporation until its merger with Viacom in May 2000 and a director of Infinity until the merger of Infinity with Viacom in February 2001. He is also a director of American Express Co. and Cardinal Health, Inc.

ANNEX VI

(Continued)

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

Viacom Inc.

EXECUTIVE OFFICERS

Name and Business Address	Material Five-Year Employment History

Sumner M. Redstone Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Redstone has been a director of Viacom since 1986. He has been Chairman of the Board of Viacom since 1987 and Chief Executive Officer since 1996. Mr. Redstone has also served as Chairman of the Board of National Amusements since 1986 and Chief Executive Officer of National Amusements since 1967. He served as President of National Amusements from 1967 through 1999. Mr. Redstone served as the first Chairman of the Board of the National Association of Theatre Owners and is currently a member of its Executive Committee. Since 1982, Mr. Redstone has been a member of the faculty of Boston University Law School, where he has lectured on entertainment law, and, since 1994, he has been a Visiting Professor at Brandeis University. He has also been a frequent lecturer at colleges, including Harvard Law School. Mr. Redstone graduated from Harvard University in 1944 and received a LL.B. from Harvard University School of Law in 1947. Upon graduation, Mr. Redstone served as Law Secretary with the United States Court of Appeals and then as a Special Assistant to the United States Attorney General. Mr. Redstone served in the Military Intelligence Division during World War II. While a student at Harvard, he was selected to join a special intelligence group whose mission was to break Japan’s high-level military and diplomatic codes. Mr. Redstone received, among other honors, two commendations from the Military Intelligence Division in recognition of his service, contribution and devotion to duty. He is also a recipient of the Army Commendation Award. He served as a director of Infinity until the merger of Infinity with Viacom in February 2001. Mr. Redstone is also a director of Blockbuster Inc., a majority-owned subsidiary of Viacom.

Thomas E. Freston Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Freston has been Co-President and Co-Chief Operating Officer of Viacom since June 2004. Prior to that, he served as Chairman and Chief Executive Officer of MTV Networks, a unit of Viacom, since 1987. Mr. Freston joined MTV Networks’ predecessor company in 1980 and was one of the founding members of the team that launched MTV: Music Television.

ANNEX VI

(Continued)

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

Viacom Inc.

Name and Business Address	Material Five-Year Employment History

Leslie Moonves Viacom Inc. 7800 Beverly Boulevard Los Angeles, CA 90036	Mr. Moonves has been Co-President and Co-Chief Operating Officer of Viacom since June 2004. Prior to that, he served as Chairman and Chief Executive Officer of CBS, a unit of Viacom, since 2003 and as President and Chief Executive Officer of CBS since 1998. Mr. Moonves joined CBS in 1995 as President, CBS Entertainment. Prior to that, Mr. Moonves was President of Warner Bros. Television since July 1993.

Richard J. Bressler Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Bressler has been Senior Executive Vice President and Chief Financial Officer of Viacom since May 2001. Before joining Viacom, Mr. Bressler was Executive Vice President of AOL Time Warner Inc. and Chief Executive Officer of AOL Time Warner Investments. Prior to that, Mr. Bressler served in various capacities with Time Warner Inc., including as Chairman and Chief Executive Officer of Time Warner Digital Media. He also served as Executive Vice President and Chief Financial Officer of Time Warner Inc. from March 1995 to June 1999. Mr. Bressler serves on the National Advisory Committee of JPMorgan Chase and is a director of Blockbuster Inc., a majority-owned subsidiary of Viacom.

Michael D. Fricklas Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Fricklas has been Executive Vice President, General Counsel and Secretary of Viacom since May 2000. From October 1998 to May 2000, he served as Senior Vice President, General Counsel and Secretary of Viacom and from July 1993 to October 1998, he served as Vice President, Deputy General Counsel of Viacom. Mr. Fricklas is a director of Blockbuster Inc., a majority-owned subsidiary of Viacom.

Carl D. Folta Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Folta has been Senior Vice President, Corporate Relations of Viacom since November 1994. Prior to that, he served as Vice President, Corporate Relations of Viacom from April 1994 to November 1994. Mr. Folta held various communications positions at Paramount Communications Inc. from 1984 until joining the Company in April 1994.

Robert G. Freedline 1515 Broadway New York, NY 10036	Mr. Freedline has been Senior Vice President, Treasurer of Viacom since May 2002. Prior to that, he served as Vice President and Treasurer of Viacom from May 2000 to May 2002. From May 1998 to May 2000, he served as Vice President and Controller of CBS Corporation. Mr. Freedline also served as Director of Business Planning and Development of CBS from June 1996 to May 1998.

ANNEX VI

(Continued)

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

Viacom Inc.

Name and Business Address	Material Five-Year Employment History
Susan C. Gordon Viacom Inc. 1515 Broadway New York, NY 10036	Ms. Gordon has been Senior Vice President, Controller and Chief Accounting Officer of Viacom since May 2002. Prior to that, she served as Vice President, Controller and Chief Accounting Officer of Viacom from April 1995 to May 2002 and as Vice President, Internal Audit from October 1986 to April 1995. From June 1985 to October 1986, Ms. Gordon served as Controller of Viacom Broadcasting. She joined the Company in 1981 and has held various positions in the corporate finance area.

Carol Melton Viacom Inc. 1515 Broadway New York, NY 10036	Ms. Melton has been Senior Vice President, Government Affairs of Viacom since May 1997. Before joining Viacom, Ms. Melton served most recently as Vice President, Law and Public Policy at Time Warner Inc., having joined Warner Communications Inc. in 1987. Prior to that, Ms. Melton served as Legal Advisor to the Chairman of the Federal Communications Commission and as Assistant General Counsel for the National Cable Television Association.

William A. Roskin Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Roskin was elected Senior Vice President, Human Resources and Administration of Viacom in July 1992. Prior to that, he served as Vice President, Human Resources and Administration of Viacom from April 1988 to July 1992. From May 1986 to April 1988, he was Senior Vice President, Human Resources at Coleco Industries, Inc. From 1976 to 1986, he held various executive positions at Warner Communications Inc., serving most recently as Vice President, Industrial and Labor Relations.

Martin M. Shea Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Shea has been Senior Vice President, Investor Relations of Viacom since January 1998. From July 1994 to May 1995 and from November 1995 to December 1997, he was Senior Vice President, Corporation Communications for Triarc Companies, Inc. From June 1995 through October 1995, he served as Managing Director of Edelman Worldwide. From 1977 until July 1994, Mr. Shea held various Investor Relations positions at Paramount Communications Inc., serving most recently as Vice President, Investor Relations.

ANNEX VII

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

NAIRI, INC.

DIRECTORS

Name and Business Address	Material Five-Year Employment History

George S. Abrams Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Abrams has been a director of Viacom since 1987. He has been an attorney associated with the law firm of Winer and Abrams in Boston, Massachusetts since 1969. Mr. Abrams is also a trustee of the Museum of Fine Arts in Boston. Mr. Abrams is a director of National Amusements.

David R. Andelman Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Andelman has been a director of Viacom since December 2000. He has been an attorney associated with the law firm of Lourie & Cutler, P.C. in Boston, Massachusetts since 1964. Mr. Andelman also serves as a director and treasurer of Lourie & Cutler. He is a director of National Amusements.

Philippe P. Dauman Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Dauman has been a director of Viacom since 1987. He has been the Co-Chairman and Chief Executive Officer of DND Capital Partners, L.L.C., a private equity firm, since May 2000. Mr. Dauman served as Viacom’s Deputy Chairman from 1996 until May 2000 and Executive Vice President from 1994 until May 2000. From 1993 to 1998, Mr. Dauman also served as General Counsel and Secretary of Viacom. Mr. Dauman is a director of National Amusements. He is also a director of Blockbuster Inc., a majority-owned subsidiary of Viacom and Lafarge North America Inc.

Brent D. Redstone c/o Showtime Networks Inc. 1633 Broadway New York, NY 10019	Mr. Redstone has been a director of National Amusements from 1992 through the present. He was a director of Viacom from 1991 until May 21, 2003 and Special Counsel to the law firm of Davis, Graham and Stubbs, L.L.P. in Denver, Colorado from July 1998 to January 2000.

Shari E. Redstone National Amusements, Inc. 200 Elm Street Dedham, MA 02026	Ms. Redstone has been a director of Viacom since 1994. She has been President of National Amusements since January 2000. Prior to that, Ms. Redstone served as Executive Vice President of National Amusements since 1994. She is also a director of National Amusements. Ms. Redstone practiced

VII-1

ANNEX VII

(Continued)

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

NAIRI, INC.

Name and Business Address	Material Five-Year Employment History
law from 1978 to 1993, with her practice including corporate law, estate planning and criminal law. Ms. Redstone is a member of the Board of Directors and Executive Committee for the National Association of Theatre Owners, Co-Chairman and Co-Chief Executive Officer of MovieTickets.com, Inc., Chairman and Chief Executive Officer of CineBridge Ventures, Inc. and Chairman and Chief Executive Officer of Rising Star Media. She is a member of the board of several charitable organizations, including the Board of Trustees at Dana Farber Cancer Institute, the Board of Directors at Combined Jewish Philanthropies and the Board of Directors of the John F. Kennedy Library Foundation, and is a former member of the Board of Overseers at Brandeis University and the Board of Trustees at Tufts University. She is also a director of Midway Games, Inc.

Sumner M. Redstone Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Redstone has been a director of Viacom since 1986. He has been Chairman of the Board of Viacom since 1987 and Chief Executive Officer since 1996. Mr. Redstone has also served as Chairman of the Board of National Amusements since 1986 and Chief Executive Officer of National Amusements since 1967. He served as President of National Amusements from 1967 through 1999. Mr. Redstone served as the first Chairman of the Board of the National Association of Theatre Owners and is currently a member of its Executive Committee. Since 1982, Mr. Redstone has been a member of the faculty of Boston University Law School, where he has lectured on entertainment law, and, since 1994, he has been a Visiting Professor at Brandeis University. He has also been a frequent lecturer at colleges, including Harvard Law School. Mr. Redstone graduated from Harvard University in 1944 and received a LL.B. from Harvard University School of Law in 1947. Upon graduation, Mr. Redstone served as Law Secretary with the United States Court of Appeals and then as a Special Assistant to the United States Attorney General. Mr. Redstone served in the Military Intelligence Division during World War II. While a student at Harvard, he was selected to join a special intelligence group whose mission was to break Japan’s high-level military and diplomatic codes. Mr. Redstone received, among other honors, two commendations from the Military Intelligence Division in recognition of his service, contribution and devotion to duty. He is also a recipient of the Army Commendation Award. He served as a

VII-2

ANNEX VII

(Continued)

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

NAIRI, INC.

Name and Business Address	Material Five-Year Employment History
director of Infinity until the merger of Infinity with Viacom in February 2001. Mr. Redstone is also a director of Blockbuster Inc., a majority-owned subsidiary of Viacom.

VII-3

ANNEX VII

(Continued)

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

NAIRI, INC.

EXECUTIVE OFFICERS

Name and Business Address	Material Five-Year Employment History
Sumner M. Redstone Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Redstone has been a director of Viacom since 1986. He has been Chairman of the Board of Viacom since 1987 and Chief Executive Officer since 1996. Mr. Redstone has also served as Chairman of the Board of National Amusements since 1986 and Chief Executive Officer of National Amusements since 1967. He served as President of National Amusements from 1967 through 1999. Mr. Redstone served as the first Chairman of the Board of the National Association of Theatre Owners and is currently a member of its Executive Committee. Since 1982, Mr. Redstone has been a member of the faculty of Boston University Law School, where he has lectured on entertainment law, and, since 1994, he has been a Visiting Professor at Brandeis University. He has also been a frequent lecturer at colleges, including Harvard Law School. Mr. Redstone graduated from Harvard University in 1944 and received a LL.B. from Harvard University School of Law in 1947. Upon graduation, Mr. Redstone served as Law Secretary with the United States Court of Appeals and then as a Special Assistant to the United States Attorney General. Mr. Redstone served in the Military Intelligence Division during World War II. While a student at Harvard, he was selected to join a special intelligence group whose mission was to break Japan’s high-level military and diplomatic codes. Mr. Redstone received, among other honors, two commendations from the Military Intelligence Division in recognition of his service, contribution and devotion to duty. He is also a recipient of the Army Commendation Award. He served as a director of Infinity until the merger of Infinity with Viacom in February 2001. Mr. Redstone is also a director of Blockbuster Inc., a majority-owned subsidiary of Viacom.

Shari E. Redstone National Amusements, Inc. 200 Elm Street Dedham, MA 02026	Ms. Redstone has been a director of Viacom since 1994. She has been President of National Amusements since January 2000. Prior to that, Ms. Redstone served as Executive Vice President of National Amusements since 1994. She is also a director of National Amusements. Ms. Redstone practiced

VII-4

ANNEX VII

(Continued)

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

NAIRI, INC.

Name and Business Address	Material Five-Year Employment History
law from 1978 to 1993, with her practice including corporate law, estate planning and criminal law. Ms. Redstone is a member of the Board of Directors and Executive Committee for the National Association of Theatre Owners, Co-Chairman and Co-Chief Executive Officer of MovieTickets.com, Inc., Chairman and Chief Executive Officer of CineBridge Ventures, Inc. and Chairman and Chief Executive Officer of Rising Star Media. She is a member of the board of several charitable organizations, including the Board of Trustees at Dana Farber Cancer Institute, the Board of Directors at Combined Jewish Philanthropies and the Board of Directors of the John F. Kennedy Library Foundation, and is a former member of the Board of Overseers at Brandeis University and the Board of Trustees at Tufts University. She is also a director of Midway Games, Inc.

Jerome Magner National Amusements, Inc. 200 Elm Street Dedham, MA 02026	Mr. Magner has been the Treasurer and Vice President of National Amusements, Inc. and its subsidiaries since November 1986.

Richard Sherman National Amusements, Inc. 200 Elm Street Dedham, MA 02026	Mr. Sherman has been the Vice President, Finance of National Amusements, Inc. since April 1994 and has been the Assistant Secretary of National Amusements, Inc. and its subsidiaries since April 1994.

VII-5

ANNEX VIII

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

National Amusements, Inc.

DIRECTORS

Name and Business Address	Material Five-Year Employment History
George S. Abrams Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Abrams has been a director of Viacom since 1987. He has been an attorney associated with the law firm of Winer and Abrams in Boston, Massachusetts since 1969. Mr. Abrams is also a trustee of the Museum of Fine Arts in Boston. Mr. Abrams is a director of National Amusements.

David R. Andelman Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Andelman has been a director of Viacom since December 2000. He has been an attorney associated with the law firm of Lourie & Cutler, P.C. in Boston, Massachusetts since 1964. Mr. Andelman also serves as a director and treasurer of Lourie & Cutler. He is a director of National Amusements.

Philippe P. Dauman Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Dauman has been a director of Viacom since 1987. He has been the Co-Chairman and Chief Executive Officer of DND Capital Partners, L.L.C., a private equity firm, since May 2000. Mr. . Dauman served as Viacom’s Deputy Chairman from 1996 until May 2000 and Executive Vice President from 1994 until May 2000. From 1993 to 1998, Mr. Dauman also served as General Counsel and Secretary of Viacom. Mr. Dauman is a director of National Amusements. He is also a director of Blockbuster Inc., a majority-owned subsidiary of Viacom and Lafarge North America Inc.

Brent D. Redstone c/o Showtime Networks Inc. 1633 Broadway New York, NY 10019	Mr. Redstone has been a director of National Amusements from 1992 through the present. He was a director of Viacom from 1991 until May 21, 2003 and Special Counsel to the law firm of Davis, Graham and Stubbs, L.L.P. in Denver, Colorado from July 1998 to January 2000.

Shari E. Redstone National Amusements, Inc. 200 Elm Street Dedham, MA 02026	Ms. Redstone has been a director of Viacom since 1994. She has been President of National Amusements since January 2000. Prior to that, Ms. Redstone served as Executive Vice President of National Amusements since 1994. She is also a director of National Amusements. Ms. Redstone practiced law from 1978 to 1993, with her practice including corporate law, estate planning and criminal law. Ms. Redstone is a member of the Board of Directors and Executive Committee for the National Association of Theatre Owners, Co-Chairman and Co-Chief Executive Officer of MovieTickets.com, Inc., Chairman and Chief Executive Officer of CineBridge

VIII-1

ANNEX VIII

(Continued)

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

National Amusements, Inc.

Name and Business Address	Material Five-Year Employment History
Ventures, Inc. and Chairman and Chief Executive Officer of Rising Star Media. She is a member of the board of several charitable organizations, including the Board of Trustees at Dana Farber Cancer Institute, the Board of Directors at Combined Jewish Philanthropies and the Board of Directors of the John F. Kennedy Library Foundation, and is a former member of the Board of Overseers at Brandeis University and the Board of Trustees at Tufts University. She is also a director of Midway Games, Inc.

Sumner M. Redstone Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Redstone has been a director of Viacom since 1986. He has been Chairman of the Board of Viacom since 1987 and Chief Executive Officer since 1996. Mr. Redstone has also served as Chairman of the Board of National Amusements since 1986 and Chief Executive Officer of National Amusements since 1967. He served as President of National Amusements from 1967 through 1999. Mr. Redstone served as the first Chairman of the Board of the National Association of Theatre Owners and is currently a member of its Executive Committee. Since 1982, Mr. Redstone has been a member of the faculty of Boston University Law School, where he has lectured on entertainment law, and, since 1994, he has been a Visiting Professor at Brandeis University. He has also been a frequent lecturer at colleges, including Harvard Law School. Mr. Redstone graduated from Harvard University in 1944 and received a LL.B. from Harvard University School of Law in 1947. Upon graduation, Mr. Redstone served as Law Secretary with the United States Court of Appeals and then as a Special Assistant to the United States Attorney General. Mr. Redstone served in the Military Intelligence Division during World War II. While a student at Harvard, he was selected to join a special intelligence group whose mission was to break Japan’s high-level military and diplomatic codes. Mr. Redstone received, among other honors, two commendations from the Military Intelligence Division in recognition of his service, contribution and devotion to duty. He is also a recipient of the Army Commendation Award. He served as a director of Infinity until the merger of Infinity with Viacom in February 2001. Mr. Redstone is also a director of Blockbuster Inc., a majority-owned subsidiary of Viacom.

VIII-2

ANNEX VIII

(Continued)

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

National Amusements, Inc.

EXECUTIVE OFFICERS

Name and Business Address	Material Five-Year Employment History
Sumner M. Redstone Viacom Inc. 1515 Broadway New York, NY 10036	Mr. Redstone has been a director of Viacom since 1986. He has been Chairman of the Board of Viacom since 1987 and Chief Executive Officer since 1996. Mr. Redstone has also served as Chairman of the Board of National Amusements since 1986 and Chief Executive Officer of National Amusements since 1967. He served as President of National Amusements from 1967 through 1999. Mr. Redstone served as the first Chairman of the Board of the National Association of Theatre Owners and is currently a member of its Executive Committee. Since 1982, Mr. Redstone has been a member of the faculty of Boston University Law School, where he has lectured on entertainment law, and, since 1994, he has been a Visiting Professor at Brandeis University. He has also been a frequent lecturer at colleges, including Harvard Law School. Mr. Redstone graduated from Harvard University in 1944 and received a LL.B. from Harvard University School of Law in 1947. Upon graduation, Mr. Redstone served as Law Secretary with the United States Court of Appeals and then as a Special Assistant to the United States Attorney General. Mr. Redstone served in the Military Intelligence Division during World War II. While a student at Harvard, he was selected to join a special intelligence group whose mission was to break Japan’s high-level military and diplomatic codes. Mr. Redstone received, among other honors, two commendations from the Military Intelligence Division in recognition of his service, contribution and devotion to duty. He is also a recipient of the Army Commendation Award. He served as a director of Infinity until the merger of Infinity with Viacom in February 2001. Mr. Redstone is also a director of Blockbuster Inc., a majority-owned subsidiary of Viacom.

Shari E. Redstone National Amusements, Inc. 200 Elm Street Dedham, MA 02026	Ms. Redstone has been a director of Viacom since 1994. She has been President of National Amusements since January 2000. Prior to that, Ms. Redstone served as Executive Vice President of National Amusements since 1994. She is also a director of National Amusements. Ms. Redstone practiced law from 1978 to 1993, with her practice including corporate law, estate planning and criminal law. Ms. Redstone is a member of the Board of Directors and Executive Committee for the National Association of Theatre Owners, Co-Chairman and Co-Chief Executive Officer of MovieTickets.com, Inc., Chairman and Chief Executive Officer of CineBridge

VIII-3

ANNEX VIII

(Continued)

Name, business address, present principal occupation or

employment and material five-year employment history of the directors and executive officers of

National Amusements, Inc.

Name and Business Address	Material Five-Year Employment History
Ventures, Inc. and Chairman and Chief Executive Officer of Rising Star Media. She is a member of the board of several charitable organizations, including the Board of Trustees at Dana Farber Cancer Institute, the Board of Directors at Combined Jewish Philanthropies and the Board of Directors of the John F. Kennedy Library Foundation, and is a former member of the Board of Overseers at Brandeis University and the Board of Trustees at Tufts University. She is also a director of Midway Games, Inc.

Jerome Magner National Amusements, Inc. 200 Elm Street Dedham, MA 02026	Mr. Magner has been the Treasurer and Vice President of National Amusements, Inc. and its subsidiaries since November 1986.

Richard Sherman National Amusements, Inc. 200 Elm Street Dedham, MA 02026	Mr. Sherman has been the Vice President, Finance of National Amusements, Inc. since April 1994 and has been the Assistant Secretary of National Amusements, Inc. and its subsidiaries since April 1994.

VIII-4

EXHIBIT INDEX

(a)(11)	Memorandum of Understanding dated August 1, 2004 among counsel to the plaintiffs and counsel to the defendants in the various class action lawsuits instituted by certain purported stockholders of SportsLine.

(c)(2)	Presentation materials, dated as of August 1, 2004, prepared by Perseus Group.

Exhibit a(11)

MEMORANDUM OF UNDERSTANDING

WHEREAS, there is now pending a putative class action lawsuit in the Court of Chancery of the State of Delaware in and for New Castle County (the “Court”) entitled In Re Sportsline.com, Inc. Shareholders Litigation, consolidated Civil Action No. 538-N (the “Consolidated Delaware Stockholders’ Litigation”), brought on behalf of the public stockholders of defendant SportsLine.com, Inc. (hereinafter “SportsLine” or the “Company”);

WHEREAS, the Consolidated Delaware Stockholders’ Litigation resulted from the filing and consolidation of six separate actions pursuant to an Order of the Court entered on July 13, 2004, which designated the Complaint filed in Civil Action No. 538-N as the complaint in the litigation (hereinafter, the “Delaware Complaint”);

WHEREAS, there is now pending a putative class action lawsuit in the Circuit Court of the Seventeenth Judicial Circuit in and for Broward County, Florida entitled Gene C. Ivey, Jr. v. Sportsline.com, Inc., et al., Case No. 04-10782 (hereinafter, the “Florida Stockholders’ Litigation” and, together with the Consolidated Delaware Stockholders’ Litigation, the “Stockholders’ Litigation”) in which the complaint (hereinafter the “Florida Complaint” and, together with the Delaware Complaint, the “Complaints”) makes allegations substantively identical to those asserted in the Delaware Complaint;

WHEREAS, the Complaints challenge a proposed transaction, publicly announced on July 1, 2004, in which defendant Viacom, Inc. (“Viacom”) offered to purchase the remaining shares of the common stock of SportsLine that it does not already own pursuant to a merger in which each share of SportsLine would be purchased at a price of $1.50 per share in cash (the “Proposed Buyout”);

WHEREAS, the Stockholders’ Litigation challenges the Proposed Buyout alleging, inter alia, that the director defendants breached their fiduciary duties to the public stockholders of SportsLine because the consideration to be received by the public stockholders in the Proposed Buyout was inadequate and was not the result of arm’s-length negotiation, but was arbitrarily fixed by Viacom. In addition, the Complaints allege that the Proposed Buyout attempts to eliminate the public stockholders of SportsLine at a grossly inadequate and unfair price in violation of Delaware law and that the defendants are in possession of information concerning the financial condition and prospects of the Company and its assets that they have not disclosed to the public stockholders.

WHEREAS, a special committee (the “Special Committee”) of the SportsLine board of directors reviewed, negotiated, and made recommendations to the SportsLine board of directors concerning the Proposed Buyout;

WHEREAS, following filing of the Complaints, plaintiffs reviewed publicly filed information concerning the Company and retained an independent financial advisor to assist them in determining the fairness of the proposed price to be offered in the Proposed Buyout;

WHEREAS, plaintiffs’ counsel and counsel for defendants engaged in arm’s-length negotiations concerning a possible settlement of the Stockholders’ Litigation;

NOW, THEREFORE, counsel for the parties have reached an agreement in principle providing for the settlement of the Stockholders’ Litigation (the “Settlement”) between and among plaintiffs, on behalf of themselves and the putative class of persons on behalf of whom plaintiffs have brought the Stockholders’ Litigation, and defendants on the terms and subject to the conditions set forth below:

1. Following the filing of the Complaints, the purchase price offered for the outstanding public shares of SportsLine in the buyout was increased from $1.50 per share in cash to $1.75 per share in cash (the “Buyout”).

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2. Prior to soliciting shareholders’ approval of the Buyout, defendants shall provide plaintiffs and their counsel with a draft of the proxy statement for review, and shall confer in good faith with plaintiffs’ counsel regarding information to be disclosed in the proxy statement.

3. The costs of providing notice of the Settlement to shareholders, and any attorneys’ fees and expenses awarded by the Court pursuant to Paragraph 4(f) hereof, shall be paid by the Company and shall not be deducted from the consideration payable in the Buyout.

4. The parties to the Stockholders’ Litigation will attempt in good faith to agree upon and execute as soon as practicable: (i) an appropriate stipulation of Settlement (the “Stipulation”) of all claims asserted in the Stockholders’ Litigation and all other claims (as described hereinafter), if any, arising out of or relating, in whole or in part, to the Buyout, including without limitation the Company’s solicitation of shareholder approval of the Buyout; and (ii) such other documentation as may be required in order to obtain any and all necessary or appropriate Court approvals of the Stipulation, upon and consistent with the terms set forth in this Memorandum of Understanding, including that in exchange for the consideration set forth above, the Stipulation shall provide for the dismissal of all such claims with prejudice and without costs to any party (except as set forth in Paragraphs 3 and 4(f) herein). The stipulation will also expressly provide, inter alia:

a. for class certification pursuant to Delaware Court of Chancery Rule 23(b)(1) and (b)(2) of a class consisting of all record holders and beneficial owners of the common stock of SportsLine on any day during the period from July 1, 2004 (the date that the Proposed Buyout was publicly announced) to and including the effective date of consummation of the Buyout other than defendants and their “affiliates” and “associates”

3

(as those terms are defined in Rule 12b-2 promulgated pursuant to the Securities Act of 1934), including the legal representatives, heirs, successors in interest, transferees and assigns of all such foregoing holders and/or owners, immediate and remote (the “Class”) ;

b. that all defendants have denied, and continue to deny, that they have committed any violations of law and that they are entering into the Stipulation solely because the proposed Settlement would eliminate the burden, expense, and distraction of further litigation, and would permit the Buyout to proceed without risk of injunctive or other relief; and

c. for the release of all claims, rights, demands, suits, matters, issues or causes of action, whether known or unknown, of plaintiffs and of all Class members against all defendants and any of their present or former officers, directors, employees, agents, attorneys, advisors, insurers, accountants, trustees, financial advisors, commercial bank lenders, persons who provided fairness opinions, investment bankers, associates, representatives, affiliates, parents, subsidiaries (including the directors and officers of such affiliates, parents, and subsidiaries), general partners, limited partners, partnerships, heirs, executors, personal representatives, estates, administrators, successors and assigns (collectively, “Defendants’ Affiliates”), whether under state or federal law, including the federal securities laws, and whether directly, derivatively, representatively or arising in any other capacity, in connection with, or that arise out of, any claim that was or could have brought in the Stockholders’ Litigation, or that arise now or hereafter out of, or that relate in any way to, the acts, facts or the events alleged in the Stockholders’ Litigation, including without limitation, the Proposed Buyout, the Buyout, the negotiation and consideration of the Proposed Buyout and any agreements and disclosures relating

4

thereto, the negotiation and consideration of the merger and any agreements and disclosures relating thereto, and any acts, facts, matters, transactions, occurrences, conduct or representations relating to or arising out of the subject matter referred to in the Stockholders’ Litigation, and the fiduciary and disclosure obligations of any of the Defendants (or persons to be released) with respect to any of the foregoing (whether or not such claim could have been asserted in the Stockholders’ Litigation);

d. that the Settlement shall be subject to completion by plaintiffs of appropriate discovery in the Stockholders’ Litigation reasonably satisfactory to plaintiffs’ counsel;

e. that the parties to the Stockholders’ Litigation will present the Settlement to the Court for hearing and approval as soon as practicable and, following appropriate notice to members of the Class, will use their best efforts to obtain final Court approval of the Settlement, and release and dismissal of the Stockholders’ Litigation with prejudice as against plaintiffs in the Class and without awarding costs to any party (except as provided for in Paragraphs 3 and 4(f) herein). The parties will use their best efforts to secure Court approval of the Settlement on or before November 15, 2004; however, it is expressly acknowledged that, at the sole option of defendants, the Buyout may be consummated prior to Court approval of the Settlement, and that it is expected that the Buyout will be consummated prior to final Court approval of the Settlement. As used in this Memorandum of Understanding, “final Court approval of the Settlement” means that the Court has entered an order approving the Settlement in accordance with the Stipulation, and that Order is finally affirmed on appeal or is no longer subject to appeal.

5

f. that if a Stipulation of Settlement has been executed and final Court approval of the Settlement and dismissal of the Stockholders’ Litigation with prejudice has been obtained in accordance with the Stipulation of Settlement, plaintiffs’ counsel of record in the Stockholders’ Litigation will jointly apply to the Court for an award of attorneys’ fees and expenses (including, but not limited to, fees and expenses of plaintiffs’ counsel’s independent financial advisor, but not including costs of providing Notice of the Settlement) not to exceed $250,000 in the aggregate. Defendants agree that they will not oppose such application, and the Company will pay to plaintiffs’ counsel the amounts awarded by the Court.

5. This Memorandum of Understanding shall be null and void and of no force and effect if: (a) the merger is not effectuated for any reason whatsoever; or (b) final Court approval of the Settlement does not occur for any reason. In any such event, this Memorandum of Understanding shall not be deemed to prejudice in any way the respective positions of the parties with respect to the Stockholders’ Litigation, and neither the existence of this Memorandum of Understanding nor its contents shall be admissible in evidence or shall be referred to for any purpose in the Stockholders’ Litigation or in any other litigation or judicial proceeding.

6. This Memorandum of Understanding may be executed in counterpart by either of the signatories hereto, including by telecopier, and as so executed shall constitute one agreement.

7. This Memorandum of Understanding and the Settlement contemplated by it shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to Delaware’s conflict of law rules.

6

8. This Memorandum of Understanding may be modified or amended only by a writing signed by the signatories hereto.

9. This Memorandum of Understanding shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors and assigns.

Dated: July 30, 2004

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.		SCHIFFRIN & BARROWAY, LLP

By:	/S/ CARMELLA P. KEENER, ESQ./MAT	By:	/S/ MARC A. TOPAZ, ESQ.
	Carmella P. Keener, Esq. 919 N. Market Street Suite 1401 P.O. Box 1070 Wilmington, DE 19899		Marc A. Topaz, Esq. Three Bala Plaza East Suite 400 Bala Cynwyd, PA 19004

Attorneys for Plaintiffs		Attorneys for Plaintiffs

LERACH COUGHLIN STOIA & ROBBINS, LLP		ABBEY GARDY LLP

By:	/S/ PAUL GELLER, ESQ./MAT	By:	/S/ MARK C. GARDY, ESQ.
	Paul Geller, Esq. Douglas Wilens, Esq. 197 South Federal Highway Suite 200 Boca Raton, FL 33432		Mark C. Gardy, Esq. 212 East 39th Street New York, NY 10016

Attorneys for Plaintiffs		Attorneys for Plaintiffs

7

GREENBERG TRAURIG LLP		MORRIS, NICHOLS, ARSHT & TUNNELL

By:	/S/ CATHY L. REESE, ESQ.	By:	/S/ JON ABRAMCZYK, ESQ.
	Cathy L. Reese, Esq. The Brandywine Building 1000 West Street Wilmington, DE 19801		Jon Abramczyk, Esq. Chase Manhattan Centre 18th Floor P.O. Box 1347 Wilmington, DE 19899

Attorneys for Defendants SportsLine.com, Inc., Michael Levy, Sherrill Hudson, and Michael P. Schulhof		Attorneys for Defendants Viacom Inc., Sean McManus, and Peter Glusker

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP		SHEARMAN & STERLING LLP

By:	/S/ EDWARD WELCH, ESQ.	By:	/S/ STUART J. BASKIN, ESQ.
	Edward Welch, Esq. One Rodney Square P.O. Box 636 Wilmington, DE 19899		Stuart J. Baskin, Esq. Brian H. Polovoy, Esq. 599 Lexington Avenue New York, NY 10022-6069

Attorneys for Special Committee		Attorneys for Defendants Viacom Inc., Peter Glusker, and Sean McManus

8

Exhibit C(2)

PROJECT ATHENS

Presentation to the Special Committee of the Board of Directors

August 1, 2004

PREFACE

Important Information

The following pages contain material provided to the Special Committee of the Board of Directors (the “Special Committee”) of Sparta Inc. (the “Company”) by Perseus Advisors, LLC (“Perseus”) in connection with a proposed transaction between the Company and Vesuvius. The accompanying material was compiled or prepared on a confidential basis solely for use by the Special Committee and not with a view toward public disclosure under any securities laws or otherwise. The information utilized in preparing this material was obtained from the management of the Company, as well as public sources. Unless otherwise indicated, all estimates and projections contained herein have been prepared or provided by the management of the Company. No representation or warranty, express or implied, is made as to the accuracy or completeness of such information and nothing contained herein is, or shall be relied upon as, a representation, whether as to the past or the future. Because this material was prepared for use in the context of a presentation to the Special Committee, which is familiar with the business and the affairs of the Company, neither the Company nor Perseus nor any of their respective legal or other advisors takes any responsibility for the accuracy or completeness of any of the material if used by persons other than the Special Committee. Neither the Company nor Perseus undertakes any obligation to update or otherwise revise the accompanying materials.

PROJECT ATHENS

Table of Contents

I. Executive Summary

II. Background on Sparta

III. Review of Sale Process

IV. Summary of Negotiations with Vesuvius

V. Summary of Vesuvius Proposal

VI. Valuation Analysis

I Executive Summary

PROJECT ATHENS

Executive Summary – Proposed Transaction

Sparta is currently evaluating an offer from Vesuvius to purchase all of the outstanding shares of Sparta not currently owned by Vesuvius

Vesuvius’ proposed purchase price of $1.75 per Sparta share in cash represents a:

73.3% premium to closing stock price on May 28 (the “One Month Prior to Unaffected Price”)

62.0% premium to closing stock price on June 30 (the “Unaffected Price”)

12.9% premium to closing stock price on July 30 (the “One Day Prior Price”) Vesuvius contemplates a one-step merger with a stockholder vote

Currently, Vesuvius is legally entitled to own approximately 56% of Sparta’s common stock on a fully diluted basis

In the course of negotiating the proposed transaction, Vesuvius has chosen to defer equity payments currently due from Sparta

As a result, Vesuvius currently owns approximately 38% of Sparta’s common stock on a fully diluted basis

Vesuvius will enter into a voting agreement with Michael Levy, Mark Mariani and Kenneth Sanders, who collectively own approximately 5% of Sparta’s common stock (excluding options), to vote in favor of the adoption of the Merger Agreement

The transaction would be a 13E-3 “going private” transaction

PROJECT ATHENS

Executive Summary—Background

The Special Committee of the Board of Directors was constituted on May 13, 2004

Perseus was formally engaged on May 19, 2004 to explore strategic alternatives for Sparta –especially in light of future contractual commitments to Vesuvius

Sparta issued a press release to this effect on May 20, 2004

Prior to this date, several parties had begun preliminary diligence on Sparta

Two companies had conducted preliminary discussions and diligence

Vesuvius had begun diligence to reach a decision about the $34.6MM obligation due to Vesuvius on July 1, 2004 (the “July 2004 Obligation”) pursuant to the CBS Agreement

Immediately thereafter, Perseus began a formal exploration of strategic alternatives for Sparta

This process included a series of management presentations and due diligence by: • potential strategic buyers; • potential financial buyers who might consider an acquisition of the company; and • potential financial partners who might consider a minority investment in the company to assist Sparta in satisfying the July 2004 Obligation in cash as opposed to stock

On June 30, 2004, Vesuvius offered to purchase the outstanding shares of Sparta for $1.50 per share in cash

Sparta and Vesuvius amended the CBS Agreement to defer the July 2004 Obligation until August 1, 2004 to give the Special Committee time to evaluate strategic alternatives

Sparta issued a press release to this effect on July 1, 2004

As a result of this announcement, Sparta’s stock closed at $1.64 on July 1, 2004, up from $1.08 on June 30

PROJECT ATHENS

Executive Summary—Background

Prior to the press release on July 1, potential third-party acquirors were reluctant to put forth an indication of interest until Vesuvius’ intentions regarding the company and the outstanding Obligations (as defined below) became known

Once this press release was issued, Perseus contacted potential third-party acquirors (as well as potential minority investors) again to gauge interest in light of the announcement

Vesuvius has a variety of existing rights which may tend to make Sparta relatively unattractive to third-party acquirors

In addition to the July 2004 Obligation, Sparta has future obligations of $40.0 million payable to Vesuvius in Sparta stock (the “Future Obligations” and collectively with the July 2004 Obligation, the “Obligations”)

These Obligations would likely accelerate into Sparta shares upon change of control of Sparta, thereby significantly increasing the effective purchase price for a third party

In addition, a change of control effected by a CBS Competitor (as defined in the CBS Agreement) triggers a termination provision, which voids the contract and any promotional benefit thereunder while potentially creating an acceleration event as well

Vesuvius has indicated that it will not sell the Sparta shares it currently owns and that, in the event of a transaction with a third-party, it would enforce all Obligations

Given Vesuvius’ publicly announced intentions as well as the resulting higher stock price of Sparta, third parties expressed even more reluctance to put forth indications of interest

PROJECT ATHENS

Executive Summary—Background

At the direction of the Special Committee, Perseus began negotiations with Vesuvius on July 7

On July 22, Vesuvius further highlighted its interest in Sparta during its 2nd quarter analyst earnings call in which Vesuvius indicated Sparta’s importance in their overall Internet expansion plan

Negotiations resulted in Vesuvius raising its offer to $1.75 per share in cash (the “Final Offer”) as of July 31

No third-party acquirors have put forth a competing offer

II Background on Sparta

PROJECT ATHENS

Significant Ownership of Vesuvius

The CBS Agreement has given Vesuvius a significant ownership stake in Sparta with the right to own more than 50.0% of the outstanding common stock of Sparta as a result of the Obligations

In connection with the July 2004 Obligation, Sparta is obligated to issue to Vesuvius up to a maximum of $34.6 million of Sparta common shares whenever Vesuvius desires

Under the CBS Agreement, Sparta must pay in stock the lesser of: (a) a number of shares equal to $34.6 million; or (b) a number of shares that will result in Vesuvius’ ownership of Sparta stock not to exceed 49.9%

In the event (b) above is triggered, Vesuvius has the right to hold ownership at 49.9% or demand that the remaining July 2004 Obligation be issued

In the event (b) above is triggered, Sparta has the option to pay the balance above 49.9% in either cash or stock; provided, however, that at least $5 million must be paid in cash

Sparta’s current stock price triggers (b) above and its cash balance necessitates that the payment be made entirely in stock except for $5 million in cash

If the July 2004 Obligation is satisfied through the issuance of Sparta common stock, Vesuvius would own up to approximately 56% of the Sparta shares outstanding (on a fully diluted basis) assuming a Sparta stock price of $1.55 (current market price as of July 30, 2004)

Absent any assumption with regards to future financing needs or with respect to any mandatory redemption of the outstanding convertible upon a change of control

Vesuvius and Sparta have amended the CBS Agreement to postpone the July 2004 Obligation until August 1, 2004 to allow the Special Committee to fully explore strategic alternatives

As a result, Vesuvius currently owns approximately 38% of the Sparta common stock outstanding (on a fully diluted basis)

The Future Obligations payable to Vesuvius still remain in effect, however

PROJECT ATHENS

Significant Ownership of Vesuvius

The Future Obligations require Sparta to issue Vesuvius common stock of Sparta with a fair market value of $20.0 million on October 1, 2005 and $20.0 million on January 1, 2007

If the Future Obligations are satisfied through the issuance of Sparta common stock, Vesuvius would own up to approximately 68% of the Sparta shares outstanding (on a fully diluted basis) assuming a Sparta stock price of $1.55 (current market price as of July 30, 2004)

Absent any assumption with regards to future financing needs or with respect to any mandatory redemption of the outstanding convertible upon a change of control

PROJECT ATHENS

Significant Contractual Rights of Vesuvius

Pursuant to the CBS Agreement, Vesuvius also has significant contractual rights which may be exercised in connection with a change of control

In the case of a change of control of Sparta by a third party deemed to be a CBS competitor (as defined in the CBS Agreement):

CBS Agreement terminates

All outstanding Obligations likely to be accelerated

Acceleration, in this case, may depend on legal interpretation of the drafting in the contract

In the case of acceleration and termination, the Obligations must be fulfilled in stock of Sparta and no future value or services are to be rendered by Vesuvius

In the case of a change of control of Sparta by a third party not deemed to be a CBS competitor (as defined in the CBS Agreement):

CBS Agreement would remain in force

All outstanding Obligations immediately accelerate into shares of Sparta

These provisions, combined with the already significant ownership stake of Vesuvius, may tend to make Sparta relatively unattractive to third-party acquirors

CBS Agreement makes it relatively expensive (vis-à-vis Vesuvius) for a third-party acquiror to put forth a competing offer

In order to match the Final Offer of Vesuvius ($1.75), a third-party would have to pay approximately $100 million in additional equity value

If Vesuvius receives additional shares under the CBS Agreement, it will be able to effectuate a change in control without paying any associated premium

PROJECT ATHENS

Price/Volume Performance: 7/30/01 – 7/30/04

Daily Closing Stock Price

Daily Trading Volume (MM)

$4.00 $3.50 $3.00 $2.50 $2.00 $1.50 $1.00 $0.50 $0.00

7/30/01 1/30/02 7/30/02 1/30/03 7/30/03 1/30/04 7/30/04

3.0 2.5 2.0 1.5 1.0 0.5 0.00

1 year stock price average :$1.37 2 year stock price average :$1.32 3 year stock price average :$1.60

Source: Capital IQ

Notes:

Source: Capital IQ

(1)	Includes AETH, CMRC, CNVR, DTLK, DSGX, DIGI, GRIC, NTOP, NUAN, PLUM SABA, VAST (companies with $25M—$100M in LTM Revenue and unprofitable in ‘04).

(2)	Includes DSCM, HOLL, LOOK, OSTK, REDE, ROXI (companies with $25M—$350M in LTM Revenue and unprofitable in ‘04).

PROJECT ATHENS

Indexed Stock Price Performance: 7/30/03 – 7/30/04

Relative Price (%)

150 100 50 0

Jul-03 Aug-03 Sep-03 Oct-03 Nov-03 Dec-03 Jan-04 Feb-04 Mar-04 Apr-04 May-04 Jun-04

Sparta NASDAQ

Internet Software and Services Index(1)

Internet Media, eCommerce and Advertising Index(2)

Notes:

Source: Capital IQ

(1)	Reflects date of unaffected stock price prior to announcement on July 1, 2004.

PROJECT ATHENS

Trading Volume Analysis: 6/30/03 – 6/30/04(1)

Percent of Volume Which Traded Below Stock Price

100.0% 80.0% 60.0% 40.0% 20.0% 0.0%

$.95-1.10 $1.10-1.25 $1.25-1.40 $1.40-1.55 $1.55-1.70 $1.70-1.85 $1.85-2.00 $2.00-2.15 $2.15-2.30 $2.30-2.45

15.6% 37.5% 56.3% 64.5% 84.1% 89.2% 92.4% 98.4% 99.0% 100.0%

Share Price Intervals

Percent of Volume Which Traded In Stock Price

25.0% 20.0% 15.0% 10.0% 5.0% 0.0%

$.95-1.10 $1.10-1.25 $1.25-1.40 $1.40-1.55 $1.55-1.70 $1.70-1.85 $1.85-2.00 $2.00-2.15 $2.15-2.30 $2.30-2.45

15.6% 21.9% 18.9% 8.1% 19.6% 5.1% 3.2% 5.9% 0.7% 1.0%

Share Price Intervals

Weighted Average Stock Price: $ 1.41

Total Shares traded as a percentage of Float: 246.7%

Notes:

Source: Capital IQ

(1)	Reflects date of unaffected stock price prior to announcement on July 1, 2004.

PROJECT ATHENS

Trading Volume Analysis: 12/30/03 – 6/30/04(1)

Percent of Volume Which Traded Below Stock Price

100.0% 80.0% 60.0% 40.0% 20.0% 0.0%

$.90-1.00 $1.00-1.1 $1.10-1.20 $1.20-1.30 $1.30-1.40 $1.40-1.50 $1.50-1.60 $1.70-1.80 $1.80-1.90

97.2% 100.0% 75.3% 58.7% 51.5%

35.8% 21.0% 16.9% 2.3%

Share Price Intervals

Percent of Volume Which Traded In Stock Price

25.0% 20.0% 15.0% 10.0% 5.0% 0.0%

$.90-1.00 $1.00-1.1 $1.10-1.20 $1.20-1.30 $1.30-1.40 $1.40-1.50 $1.50-1.60 $1.70-1.80 $1.80-1.90

Share Price Intervals

2.3% 14.6% 4.2% 14.7% 15.8% 7.2% 16.6% 21.9% 2.8%

Weighted Average Stock Price: $ 1.39

Total Shares traded as a percentage of Float: 135.7%

PROJECT ATHENS

Analyst Commentary

Last Report Date Research Firm Analyst Opinion 12 Mo. Target Revenue Estimates EPS Estimates

Analyst FY2004 FY2005 FY2004 FY2005

07/02/04 Thomas Weisel Partners Gordon Hodge Peer Perform NE $67.4 $79.6 ($0.58) ($0.40)

Recent Thomas Weisel Partners Research Published on Sparta

Date Commentary

As of July 2, 2004, Sparta is no longer covered by any equity research analysts recognized by IBES. Prior to July 2nd, the Company was covered by only one analyst at Thomas Weisel Partners (TWP).

Aside from TWP, Sparta has not been covered by any other equity research analysts (recognized by IBES) since Citigroup dropped coverage on January 22, 2002.

7/2/2004 Effective immediately, we are dropping coverage of Sparta in light of an announced acquisition proposal by Vesuvius for the shares it doesn’t already own at $1.50 per share in cash. We view it as unlikely another bidder would emerge and view the $1.50 cash offer as reasonable, given it is at the midpoint of our estimated range of current fair value of $1.20 to $1.80 based on a DCF. We are dropping coverage with a Peer Perform rating.

5/4/2004 We view Sparta shares as appropriately valued at a current price of $1.02. While this is below the range on our DCF of $1.20 to $1.80 per share…we note that our model indicates that the company may require cash sometime in 2005 to fund its operations, which poses a risk from an investment standpoint.

4/28/2004 We view Sparta shares as appropriately valued at a current price of $1.22, which is within our current fair value estimate range of approximately $1.20 to $ 1.80 per share based on a DCF. We note that our model indicates that the company may require cash sometime in 2005 to fund its operations, which poses a risk from an investment standpoint. In addition to general market and macroeconomic risks, for Sparta additional risks include, among other things, dilution from CBS for equity agreement, the ability to raise additional capital, the demand for Internet advertising, the level of usage and traffic on the website, the ability to attract and retain subscribers, competition from similiar properties, higher-than-expected costs or capital expenditures and general business model execution risks.

2/3/2004 We view Sparta shares as appropriately valued at its current price of $1.49, which is within our current fair value estimate range of $1.17 to $2.05 per share.

III Review of Sale Process

PROJECT ATHENS

Review of Sale Process

The Special Committee of the Board of Directors was constituted on May 13, 2004

Perseus was engaged on May 19, 2004 to explore strategic alternatives for Sparta, especially in light of the future commitments to Vesuvius

Perseus, with the assistance of Sparta management, identified potential strategic and financial acquirors of the company and developed a strategy to be used in contacting these parties

Perseus contacted 18 parties (excluding Vesuvius) regarding a potential sale of Sparta

During the process, Perseus and Sparta management were contacted on an unsolicited basis by:

5 companies

11 financial firms

Of the 34 parties (excluding Vesuvius):

17 expressed initial interest (based on public information) in pursuing discussions with Sparta

8 signed an NDA

8 participated in management presentations and further diligence meetings

PROJECT ATHENS

Review of Sale Process

None of the parties were willing to submit a firm indication of interest in light of:

Vesuvius’ acquisition intentions which were publicly disclosed;

Sparta’s outstanding Obligations to Vesuvius;

Vesuvius’ intentions to enforce Sparta’s outstanding Obligations; and/or

Sparta’s higher stock price as a result of the public disclosure

IV Summary of Negotiations with Vesuvius

PERSEUS GROUP

IV Summary of Negotiations with Vesuvius

PROJECT ATHENS

Summary of Negotiations with Vesuvius

During the week following Perseus’ engagement on May 19, 2004, representatives of Perseus contacted Vesuvius to gauge Vesuvius’ intentions, given the upcoming July 1 deadline for the July 2004 Obligation

Vesuvius indicated that it was still completing its diligence and had not yet arrived at a decision Perseus spoke to Vesuvius on several occasions thereafter in the weeks leading up to July 1, 2004

Vesuvius consistently indicated that it would notify Perseus and Sparta once it had arrived at a decision about strategic direction

On June 30, Vesuvius indicated to Perseus that it intended to offer $1.50 per share in cash for the outstanding Sparta shares it did not own and that it would agree to postpone the July 2004 Obligation until August 1, 2004 as long as Vesuvius was engaged in good faith negotiations with Sparta

Vesuvius and Sparta executed an amendment to the CBS Agreement reflecting the decision to postpone the July 2004 Obligation

Vesuvius’ initial offer was publicly announced by Sparta on the morning of July 1, 2004

The Special Committee authorized Perseus to contact Vesuvius following the July 4th holiday weekend to commence negotiations

PROJECT ATHENS

Summary of Negotiations with Vesuvius

On July 7, Perseus contacted representatives of Vesuvius to discuss the initial offer

Perseus indicated that the initial offer was insufficient and that the offer needed to be at least $2.00 per share

Vesuvius indicated that it would not be willing to consider an acquisition of Sparta for $2.00 per share and that potential transactions between the parties had historically broken down over price

Vesuvius did indicate, however, that it would be willing to consider a revised offer equivalent to the then current stock price of $1.62 with a modest premium perhaps in the range of $1.70 -$1.75 per share

Vesuvius further noted that it would prefer to negotiate price in the context of the terms of the proposed merger agreement, which it expected to deliver to Sparta that day

On July 7, Sparta received a draft of the proposed merger agreement

On July 8, the Special Committee authorized Perseus to proceed with Vesuvius negotiations at a price per share of $1.90

On July 8, Perseus contacted Vesuvius to communicate a counter-proposal of $1.90 per share and indicated that Sparta’s comments to the merger agreement would be forthcoming

On July 12, Sparta delivered its comments to the draft merger agreement

On July 15, Vesuvius confirmed to Perseus that it would be willing to pay $1.70 per share and that comments to the merger agreement would be forthcoming

PROJECT ATHENS

Summary of Negotiations with Vesuvius

On July 16, Vesuvius returned its comments to the draft merger agreement

On July 16, Perseus updated the Special Committee on the status of discussions with Vesuvius and received authorization to continue to negotiate with Vesuvius for a higher price per share

On July 19, Sparta updated Vesuvius on its position regarding open points in the draft merger agreement

On July 23, Perseus and Vesuvius further discussed the offer price and process

Vesuvius indicated it might be willing to consider a revised offer up to $1.75

Perseus indicated that the Special Committee might be willing to consider a revised offer of $1.80

Vesuvius updated Sparta on its position regarding open points in the draft merger agreement

On July 31, Perseus and Vesuvius continued negotiations and arrived at a final price of $1.75 per share

V Summary of Vesuvius Proposal

PROJECT ATHENS

Summary of Vesuvius Proposal

Price: $1.75 per share in cash to the Sparta shareholders

Treatment of Employee

Option and Warrants: Acceleration of employee stock options, with holders of in-the-money options to receive in cash the spread between the offer price and the exercise price of their options; Sparta to use commercially reasonable efforts to terminate warrants in exchange for the spread between the offer price and the exercise price

Transaction Form: One-step reverse triangular merger, but Vesuvius may elect to change to a forward triangular merger

CBS Agreement: Deferral of July 2004 Obligation until the date that is ten trading days after the earlier of the date of (i) termination of the Merger Agreement in accordance with its terms and (ii) the Effective Time of the Merger

Voting Agreement: Requirement that Michael Levy, Mark Mariani and Kenneth Sanders agree to vote the Sparta shares owned by them in favor of the transaction; shares subject to the Voting Agreement represent approximately 5% of Sparta’s common stock (excluding options)

D&O Indemnification /

Insurance: For six (6) years following the Effective Time, Vesuvius will indemnify Sparta’s directors and officers to the fullest extent permitted by law, and Vesuvius will maintain D&O insurance no less favorable than Sparta’s D&O insurance in coverage and amount, however, Vesuvius is not required to pay premiums in excess of 200% of current premiums

No-Shop: Prohibits solicitation, facilitation, discussion or furnishing of information regarding any Acquisition Proposal, but permits Sparta to discuss with, and furnish information to, a party that has made an unsolicited Acquisition Proposal that is, or is reasonably likely to result in, a Superior Proposal if the Board of Directors or the Special Committee determines the failure to do so would be reasonably likely to result in a breach of its fiduciary duties.

PROJECT ATHENS

Summary of Vesuvius Proposal

Change of Recommendation: The Board of Directors or the Special Committee may withdraw or adversely modify its recommendation to the stockholders, (x) after a Superior Proposal, only if the Board of Directors or the Special Committee determines the failure to do so would result in a breach of its fiduciary duties or (y) following the occurrence of a material change or event with respect to Sparta and with discussions with Vesuvius with respect thereto, if the Board of Directors or the Special Committee determines in good faith by a majority vote (after consultation with its legal counsel) that the withdrawal or modification of such recommendation is required by applicable Law

Stockholders Meeting: Unless the Merger Agreement is terminated, Sparta must call a meeting of its stockholders to vote on the adoption of the Merger Agreement even if the Board of Directors or the Special Committee changes its recommendation in favor of the merger

Termination: By mutual written agreement

By either party, in the event:

the Merger is not complete nine (9) months after the signing of Merger Agreement (“Drop dead” date)

there shall be any law that makes consummation of the Merger illegal or otherwise prohibited a breach by the other party of a representation, warranty or covenant, reasonably likely to result in a

Material Adverse Effect on Sparta or a material adverse effect on Vesuvius’ ability to complete the transaction

Sparta’s stockholders have not approved the transaction at its Stockholders Meeting

By Vesuvius, if the Board of Directors or the Special Committee of Sparta fails to recommend or withdraws or adversely modifies its recommendation to the stockholders, or Sparta breaches the no shop

By Sparta, prior to the stockholders vote, if the Board of Directors or the Special Committee approves a definitive agreement with respect to a Superior Proposal, and Vesuvius does not make an offer at least as favorable within 2 business days of written notice

PROJECT ATHENS

Summary of Vesuvius Proposal

Break-Up Fee/Expenses: Upon termination for any reason (other than a breach by Vesuvius), Sparta shall reimburse Vesuvius for 100% of the reasonable and documented out-of-pocket fees and expenses actually incurred in connection with the transaction, up to a maximum of $1.0 million

Closing Conditions: Approval by the Sparta stockholders in accordance with Delaware Law Expiration or termination of HSR waiting period No breach of representations or warranties of the other party that would be reasonably likely to have a Material Adverse Effect Other customary conditions

VI Valuation Analysis

PROJECT ATHENS

Summary of Valuation Methodologies

Perseus prepared its valuation analyses based on the actual financial results of Sparta as well as financial projections prepared by Sparta management

Sparta has never been profitable in its 10 years of operations and has not reached full-year profitability on the basis of EBITDA or Net Income as of June 30, 2004

However, Sparta management has projected that the company will reach EBITDA profitability on a calendar year basis as of December 31, 2004 The principal methodologies used by Perseus in evaluating the Vesuvius Final Offer include:

Implied purchase price multiples based on the trading values of selected comparable companies with the addition of a control premium

Purchase price multiples paid in selected precedent transactions

Premiums paid in selected precedent transactions

Perseus did not prepare a separate discounted cash flow analysis (“DCF”) in connection with its valuation analyses

The utility of a DCF depends on the reliability of projected financial performance

Sparta has not reached full-year profitability on the basis of EBITDA or Net Income in its operating history and future cash financing requirements and payments with respect of content once the CBS agreement terminates are unclear

Given these facts, Perseus believes Sparta’s projections beyond 2005 are inherently unreliable

Further, a DCF valuation would largely reflect the terminal value given cash flow position

As a result, a DCF would have relatively low utility for purposes of valuation

PROJECT ATHENS

Summary of Valuation Methodologies

In preparing its analysis, Perseus analyzed Sparta under three different scenarios with regards to capitalization

Scenario A—Assumes capitalization before the maturation of the July 2004 Obligation

45.4M shares plus in-the-money options and warrants

Scenario B—Assumes current capitalization pro forma for satisfaction of the July 2004 Obligation

64.5M shares plus in-the-money options and warrants

Assumes shares are issued at current market price of $1.55

Scenario C—Assumes Scenario B capitalization pro forma for the acceleration of the remaining Obligations triggered by a change in control to a third party

87.4 M shares plus in-the-money options and warrants

Assumes shares to satisfy the July 2004 Obligation are issued at current market price of $1.55 and shares to satisfy the remaining Obligations are issued at the deal price per share

Notes:

(1)	Based on 45.4M shares plus outstanding in-the-money options and warrants at the deal price per share.

(2)	Based on 64.5M shares plus outstanding in-the-money options and warrants at the deal price per share. Pro forma for July 2004 payment (assumes shares are issued at $1.55).

Equity value has been adjusted to account for the $5.0M in Obligations that must be paid in cash.

(3)	Based on 87.4M shares plus outstanding in-the-money options and warrants at the deal price per share. Pro forma for July 2004 payment (assumes shares are issued at $1.55) and pro forma for shares issued to satisfy the remaining $40.0M in Obligations (assumes shares are issued at the deal price).

Equity value has been adjusted to account for the $5.0M in Obligations that must be paid in cash.

(4)	Based on the per share trading value ranges implied by comparable companies analysis with the addition of a control premium of 30.6% based on the median premium one month prior to announcement in selected significant shareholder transactions.

(5)	Ranges are rounded based on valuation summary on page 33.

PROJECT ATHENS

Valuation Summary – Implied Equity Value

Selected Comparable Companies Analysis with Control Premium(4)(5)

Selected Precedent Transactions—Multiples(5)

Selected Precedent Transactions—Premiums(5)

Scenario A(1) Proposed Transaction Value $81M Scenario B(2) Proposed Transaction Value $114M Scenario C(3) Proposed Transaction Value $154M

$75 $125 $50 $80 $60 $145

$40 $ 60 $80 $100 $120 $140 $160 Implied Equity Value ($MM)

Notes:

(1)	Based on the per share trading value ranges implied by comparable companies analysis with the addition of a control premium of 30.6% based on the median premium one month prior to announcement in selected significant shareholder transactions.

(2)	Based on 45.4M shares outstanding plus outstanding in-the-money options and warrants at the corresponding price per share.

(3)	Based on 64.5M shares outstanding plus outstanding in-the-money options and warrants at the corresponding price per share. Pro forma for July 2004 payment (assumes shares are issued at $1.55).

Equity value has been adjusted to account for the $5.0M in Obligations that must be paid in cash.

(4)	Based on 87.4M shares outstanding plus outstanding in-the-money options and warrants at the corresponding price per share. Pro forma for July 2004 payment (assumes shares are issued at $1.55) and pro forma for shares issued to satisfy the remaining $40.0M in Obligations (assumes shares are issued at the deal price).

Equity value has been adjusted to account for the $5.0M in Obligations that must be paid in cash.

PROJECT ATHENS

Valuation Summary – Implied Value per Share

Valuation Methodology

Proposed Transaction Value (Price per Share) $1.75

Selected Comparable Companies Analysis with Control Premium(1)

Selected Precedent Transactions—Multiples

Selected Precedent Transactions—Premiums

$0.35 $0.55 $0.75 $0.95 $1.15 $1.35 $1.55 $1.75 $1.95 $2.15 $2.35 $2.55 $2.75 Implied Value Per Share

Scenario A(2) Scenario B(3) Scenario C(4) Mean of A,B,C

$1.59 $2.64 $1.06 $1.81 $0.78 $1.35 $1.14 $1.94 $1.08 $1.74 $0.69 $1.17 $0.51 $0.86 $0.76 $1.26 $1.36 $1.36 $1.36 $1.36 $1.67 $1.67 $1.67 $1.67

    $’s in Millions

Methodology	Sparta Metric	Multiple Range (1)	Implied Equity Value Range (2)	Scenario A Standalone Current (3)	Price per Share Scenario B Standalone Post August 1 (4)	Scenario C Change in Control Post August 1 (5)
Comparable Companies Analysis - Trading Value
LTM Revenue (6)	$59.7	0.7x - 1.3x	$51.8 - $87.6	$1.14 - $1.89	$0.73 - $1.28	$0.54 - $0.95
2004 Revenue (7)	66.8	0.7 - 1.3	56.7 - 96.7	1.24 - 2.08	0.80 - 1.41	0.59 - 1.05
2005 Revenue (7)	75.3	0.5 - 1.1	47.6 - 92.8	1.05 - 2.00	0.66 - 1.35	0.49 - 1.00
2005 EBITDA (7)	8.3	7.0 - 11.0	68.2 - 101.4	1.48 - 2.18	0.98 - 1.48	0.72 - 1.10

Mean Range			$56.1 - $94.6	$1.23 - $2.04	$0.79 - $1.38	$0.58 - $1.03
Mean of Three Scenarios				$0.87		$1.48

Comparable Companies Analysis 30.6% Control Premium (8)
LTM Revenue (6)	$59.7	1.0x - 1.7x	$67.6 - $114.4	$1.47 - $2.45	$0.97 - $1.68	$0.72 - $1.25
2004 Revenue (7)	66.8	1.0 - 1.7	74.0 - 126.3	1.61 - 2.70	1.07 - 1.85	0.79 - 1.38
2005 Revenue (7)	75.3	0.7 - 1.5	62.2 - 121.2	1.36 - 2.59	0.89 - 1.78	0.65 - 1.32
2005 EBITDA (7)	8.3	9.5 - 14.7	89.0 - 132.5	1.92 - 2.82	1.30 - 1.95	0.96 - 1.45

Mean Range			$73.2 - $123.6	$1.59 - $2.64	$1.06 - $1.81	$0.78 - $1.35
Mean of Three Scenarios				$1.14		$1.94

Selected Precedent Transactions - Multiples
LTM Revenue (6)	$59.7	0.5x - 1.1x	$39.8 - $75.7	$0.88 - $1.64	$0.54 - $1.09	$0.40 - $0.81
NTM Revenue (7) (9)	69.3	0.7 - 1.3	58.4 - 100.0	1.28 - 2.15	0.83 - 1.46	0.61 - 1.09
NTM EBITDA (7) (9)	4.2	9.5 - 13.5	49.4 - 66.0	1.08 - 1.44	0.69 - 0.94	0.51 - 0.70

Mean Range			$49.2 - $80.5	$1.08 - $1.74	$0.69 - $1.17	$0.51 - $0.86
Mean of Three Scenarios				$0.76		$1.26

Selected Precedent Transactions - Premiums
Premium to Unaffected Spot - 6/30/04	1.08	30.0% - 50.0%	$64.4 - $142.6	$1.40 - $1.62	$1.40 - $1.62	$1.40 - $1.62
Premium to 1 Month Prior to Unaffected - 5/28/04 (10)	1.01	30.0% - 70.0%	60.1 - 151.4	1.31 - 1.72	1.31 - 1.72	1.31 - 1.72
Mean Range (11)			$62.2 - $147.0	$1.36 - $1.67	$1.36 - $1.67	$1.36 - $1.67
Mean of Three Scenarios				$1.36		$1.67

				Scenario A	Scenario B	Scenario C
Proposed Deal Price per Share				$1.75	$1.75	$1.75
Shares Outstanding:
Vesuvius Shares				17.3	36.4	59.3
Other Shares				28.1	28.1	28.1
In-the-money Options				0.8	0.8	0.8
Total Shares Outstanding				46.2	65.3	88.2
Implied Equity Value				$80.9	$114.3	$154.3

Notes:

(1)	Multiple ranges based on the overall median values of selected comparable companies and precedent transactions.

(2)	Equity Value assumes net debt of ($9.9M).

(3)	Based on 45.4M shares outstanding plus outstanding in-the-money options and warrants at the corresponding price per share.

(4)	Based on 64.5M shares outstanding plus outstanding in-the-money options and warrants at the corresponding price per share. Pro forma for July 2004 payment (assumes shares are issued at $1.55).

Equity value has been adjusted to account for the $5.0M in Obligations that must be paid in cash.

(5)	Based on 87.4M shares outstanding plus outstanding in-the-money options and warrants at the corresponding price per share. Pro forma for July 2004 payment (assumes shares are issued at $1.55) and pro forma for shares issued to satisfy the remaining $40.0M in Obligations (assumes shares are issued at the deal price). Equity value has been adjusted to account for the $5.0M in Obligations that must be paid in cash.

(6)	LTM Figures are actuals 7/1/03 - 6/30/04.

(7)	Based on Sparta Management estimates as of 7/23/04.

(8)	Based on the per share trading value ranges implied by comparable companies analysis with the addition of a control premium based on the median premium one month prior to announcement in selected significant shareholder transactions.

(9)	NTM Figures are based upon management estimates for 7/1/04 - 6/30/05.

(10)	One calendar month prior to uneffected spot.

(11)	Per share mean is the mean of the per share prices implied by adding a range of spot premiums and one month premiums based on precedent transactions.

PROJECT ATHENS

Valuation Summary

Notes:

* For illustrative purposes only. Perseus has no reason to believe that there is an offer forthcoming from any third party at this time, nor reason to believe that Vesuvius is a seller of Sparta shares.

(1)	Based on the 28.1M shares that Vesuvius does not already own plus outstanding in-the-money options and warrants at the deal price.

(2)	Based on 45.4M shares outstanding plus outstanding in-the-money options and warrants at the deal price.

(3)	Based on 64.5M shares outstanding plus outstanding in-the-money options and warrants at the deal price. Pro forma for July 2004 payment (assumes shares are issued at $1.55). Equity value has been adjusted to account for the $5.0M in Obligations that must be paid in cash.

(4)	Based on 87.4M shares outstanding plus outstanding in-the-money options and warrants at the deal price. Pro forma for July 2004 payment (assumes shares are issued at $1.55) and pro forma for shares issued to satisfy the remaining $40.0M in Obligations (assumes shares are issued at the deal price). Equity value has been adjusted to account for the $5.0M in Obligations that must be paid in cash.

PROJECT ATHENS

Third Party Acquisition Analysis*

In order for a third party acquiror to match the Final Offer of Vesuvius and accept all Obligations, the incremental purchase price for the implied equity would be significant vis-à-vis Vesuvius, perhaps making the transaction relatively unattractive to a third party

Cost for Vesuvius to Aquire vs Third Party

Vesuvius (1) Scenario A (2) Scenario B (3) Scenario C (4)

Deal Price $1.75 $1.75 $1.75 $1.75

Shares To be Purchased

Vesuvius Shares 17.3 36.4 59.3

Other Shares 28.1 28.1 28.1 28.1

In-the-money Options and Warrants 0.8 0.8 0.8 0.8

Total Shares To be Purchased 28.9 46.2 65.3 88.2

Total Value of Shares to be Purchased $50.6 $80.9 $114.3 $154.3

PROJECT ATHENS

Standalone Alternative

In the event Sparta decided not to consummate a transaction with Vesuvius, given that Vesuvius would hold the shares it currently owns and would seek to enforce all Obligations, the standalone alternative could negatively impact stock price

Sparta’s stock price could return to per share trading levels prior to the announcement of Vesuvius’ initial offer on July 1, 2004—$1.08 on June 30, 2004

The July 2004 Obligation would be due on August 1 and satisfaction of such obligation could effectuate a change in control at no premium

Sparta stock price could fall to approximately $0.70 upon satisfaction of the Obligation due to the significant issuance of stock (assuming a Sparta market capitalization based on the Unaffected Price and the issuance to Vesuvius of $29.6 million in shares at the Unaffected Price)

Change of control with no premium could create additional negative impact to stock price (possibly in the range of 0-20%)

Even if Vesuvius were to defer a portion of the July 2004 Obligation and remain at 49.9%, further dilution could be expected for other shareholders upon maturation of Future Obligations

In order to fund the ongoing operations of the business, including existing cash obligations, as well as to preserve strategic flexibility with respect to Obligations to Vesuvius, Sparta could potentially require outside financing

Given the current capitalization of Sparta as well as its historical operating performance, this capital could be expensive and significantly dilutive, potentially creating additional downward pressure on Sparta stock price

	Stock Price	LTM Price Range		Equity Value (1)		Aggregate Value (3)	AV / Revenue			AV/EBITDA	Price / EPS
Company	7/30/2004	Low	High		Net Debt (2)		LTM	CY04E	CY05E	CY05E	CY04E	CY05E

Internet Software and Services, Software and eCommerce Companies with $25—$100M in LTM Revenue and Unprofitable in ‘04 (4)(5)

Aether Systems	$3.20	$2.97	$6.25	$142	($34)	$108	2.0x	2.0x	1.7x	NA	NP	NP
Commerce One	0.78	0.61	2.92	29	7	35	1.4	3.2	2.6	NP	NP	NP
Convera	2.29	2.16	5.72	78	(22)	56	1.9	1.6	1.3	NA	NP	NP
Datalink	2.70	2.59	5.59	28	(12)	15	0.2	0.2	0.1	11.9x	NP	NP
Descartes Systems Group	1.13	0.75	3.65	46	(18)	28	0.5	0.6	0.5	7.1	NP	NP
Digital Impact	1.45	1.33	3.50	51	(25)	25	0.6	0.6	0.5	10.6	NP	NP
GoRemote Internet Communications	1.27	1.10	9.00	52	(22)	30	0.7	0.6	0.4	2.2	NP	NM
Net2Phone	3.22	2.81	8.39	244	(114)	129	1.6	1.5	1.0	NP	NP	NP
Nuance Communications (6)	4.37	3.53	9.40	164	(99)	64	1.1	1.1	0.9	7.6	NP	NP
Plumtree Software	3.40	3.03	5.88	114	(62)	51	0.7	0.7	0.6	NP	NP	NP
Saba Software (7)	3.71	3.22	4.82	51	(12)	39	1.1	1.0	0.9	NM	NP	NP
Vastera	2.15	1.98	6.69	91	(56)	35	0.4	0.4	0.4	3.2	NP	NP

						Mean	1.0x	1.1x	0.9x	7.1x	NP	NM
						Median	0.9	0.9	0.7	7.3	NP	NM
						Stripped Mean	1.0	1.0	0.8	7.1	NP	NM

Internet Media, eCommerce and Advertising Companies with $25M—$350M in LTM Revenue and Unprofitable in ‘04

Drugstore.com	$2.79	$2.46	$9.19	$228	($37)	$192	0.6x	0.5x	0.4x	24.1x	NP	NP
Hollywood Media	3.49	0.97	4.07	99	(8)	91	1.4	1.3	1.1	NM	NP	NM
LookSmart	1.79	1.17	4.80	202	(71)	131	0.9	1.6	1.5	NM	NP	NP
Overstock.com (8)(9)	35.07	10.31	42.20	637	(64)	573	1.6	1.2	0.8	NA	NP	NM
RedEnvelope	7.53	6.56	16.98	69	(28)	41	0.5	0.5	0.4	10.5	NP	NM
Roxio	4.45	3.32	11.47	155	(50)	105	1.1	0.9	0.9	NA	NP	NP

						Mean	1.0x	1.0x	0.9x	17.3x	NM	NM
						Median	1.0	1.0	0.8	17.3	NM	NM
						Stripped Mean	1.0	1.0	0.8	NA	NM	NM

						Overall Mean	1.0x	1.1x	0.9x	9.6x	NM	NM
						Overall Median	1.0	1.0	0.8	9.0	NM	NM
						Stripped Mean	1.0	1.0	0.8	8.5	NM	NM

Sparta (10)(11)	$1.08	$0.92	$2.49	$49	($10)	$40	0.7x	0.6x	0.5x	4.8x	NP	NP

Notes:

Sources: Company List: CapitalIQ; Historical Financials and Share Counts: Company SEC Filings via Thomson; Estimates: Reuters via Capital IQ and Thomson First Call, verified by individual equity research reports. NP indicates that company is Not Profitable; NM indicates a P/E multiple greater than 100.0x or an EBITDA multiple greater than 30.0x

(1)	Equity Value is defined as Fully Diluted Shares Outstanding multiplied by the Current Stock Price.

(2)	Net Debt is defined as Short and Long Term Debt (Including Preferred stock and Minority interests) less Cash and Cash Equivalents.

(3)	Aggregate Value is defined as Equity Value plus Net Debt

(4)	Excludes companies with a hardware component and companies for which there are no consensus estimates available.

(5)	Excludes Internet Media, eCommerce and Advertising Companies.

(6)	‘05 EBITDA figure assumes LTM Depreciation and Amortization expense.

(7)	‘05 EBITDA figure assumes LTM Depreciation and Amortization expense.

(8)	Overstock.com share count is pro forma for 1.2M share offering on 5/18/04 and subsequent underwriter overalloment allocation of 0.1M.

(9)	‘05 EBITDA figure assumes LTM Depreciation and Amortization expense.

(10)	Unaffected stock price on 6/30/04. Close prior to announcement of Vesuvius Offer on July 1, 2004.

(11)	Based on Management Estimates as of July 23rd, 2004.

PROJECT ATHENS

Selected Comparable Companies Analysis

Stock Price LTM Price Range Equity Aggregate AV / Revenue AV/EBITDA Price / EPS

Company 7/30/2004 Low High Value (1) Net Debt (2) Value (3) LTM CY04E CY05E CY05E CY04E CY05E

Internet Software and Services, Software and eCommerce Companies with $25M—$100M in LTM Revenue and Unprofitable in ‘04 (4)(5)

Aether Systems $3.20 $2.97 $6.25 $142 ($34) $108 2.0x 2.0x 1.7x NA NP NP

Commerce One 0.78 0.61 2.92 29 7 35 1.4 3.2 2.6 NP NP NP

Convera 2.29 2.16 5.72 78 (22) 56 1.9 1.6 1.3 NA NP NP

Datalink 2.70 2.59 5.59 28 (12) 15 0.2 0.2 0.1 11.9x NP NP

Descartes Systems Group 1.13 0.75 3.65 46 (18) 28 0.5 0.6 0.5 7.1 NP NP

Digital Impact 1.45 1.33 3.50 51 (25) 25 0.6 0.6 0.5 10.6 NP NP

GoRemote Internet Communications 1.27 1.10 9.00 52 (22) 30 0.7 0.6 0.4 2.2 NP NM

Net2Phone 3.22 2.81 8.39 244 (114) 129 1.6 1.5 1.0 NP NP NP

Nuance Communications (6) 4.37 3.53 9.40 164 (99) 64 1.1 1.1 0.9 7.6 NP NP

Plumtree Software 3.40 3.03 5.88 114 (62) 51 0.7 0.7 0.6 NP NP NP

Saba Software (7) 3.71 3.22 4.82 51 (12) 39 1.1 1.0 0.9 NM NP NP

Vastera 2.15 1.98 6.69 91 (56) 35 0.4 0.4 0.4 3.2 NP NP

Mean 1.0x 1.1x 0.9x 7.1x NP NM

Median 0.9 0.9 0.7 7.3 NP NM

Stripped Mean 1.0 1.0 0.8 7.1 NP NM

Internet Media, eCommerce and Advertising Companies with $25M—$350M in LTM Revenue and Unprofitable in ‘04

l

Drugstore.com $2.79 $2.46 $9.19 $228 ($37) $192 0.6x 0.5x 0.4x 24.1x NP NP

Hollywood Media 3.49 0.97 4.07 99 (8) 91 1.4 1.3 1.1 NM NP NM

LookSmart 1.79 1.17 4.80 202 (71) 131 0.9 1.6 1.5 NM NP NP

Overstock.com (8) (9) 35.07 10.31 42.20 637 (64) 573 1.6 1.2 0.8 NA NP NM

RedEnvelope 7.53 6.56 16.98 69 (28) 41 0.5 0.5 0.4 10.5 NP NM

Roxio 4.45 3.32 11.47 155 (50) 105 1.1 0.9 0.9 NA NP NP

Mean 1.0x 1.0x 0.9x 17.3x NM NM

Median 1.0 1.0 0.8 17.3 NM NM

Stripped Mean 1.0 1.0 0.8 NA NM NM

Overall Mean 1.0x 1.1x 0.9x 9.6x NM NM

Overall Median 1.0 1.0 0.8 9.0 NM NM

Stripped Mean 1.0 1.0 0.8 8.5 NM NM

Sparta (10) (11) $ 1.08 $ 0.92 $ 2.49 $ 49 ($ 10) $ 40 0.7x 0.6x 0.5x 4.8x NP NP

Selected Precedent Transactions - 07/30/2002 to 07/30/2004

Internet Software and Services, Software and Ecommerce (1)

US Companies, Public Targets with $25MM to $100MM LTM Revenues and Negative LTM Net Income (2)

In Millions

					Multiples Paid					Premiums Paid
Announcement Date	Target	Acquiror	Equity Value	Aggregate Value	LTM Revenue	Aggregate Value/ NTM Revenue		NTM EBITDA		1 Day Prior		1 Month Prior (3)
6/29/2004	Catalyst International	ComVest Partners	$20	$19	0.6x	NA		NA		92.3%		78.6%
1/28/2004	Sanchez Computer Assoc	Fidelity Natl Finl	184	155	1.6	1.5x		18.8x		16.1%		68.4%
10/27/2003	On Technology	Symantec	101	88	2.5	1.9		NA		15.9%		52.1%
9/9/2003	Lightspan	Plato Learning	54	42	0.8	0.8		5.2x	(4)	38.2%	(5)	63.3%
9/3/2003	TDK Mediactive	Take-Two Interactive Software	13	23	0.5	0.6		NA		37.5%		66.7%
8/6/2003	iManage	Interwoven	169	133	3.1	2.7		NM		23.3%		26.3%
6/5/2003	Made2Manage Systems	Battery Ventures VI LP	30	14	0.5	NA		NA		35.7%		40.0%
4/24/2003	SpeechWorks International	ScanSoft	170	129	3.7	2.9		NP		84.6%		84.6%
3/3/2003	ImageX	Kinkos	16	4	0.1	0.1	(6)	NP		122.6%	(5)	169.5%
2/18/2003	Multex.com	Reuters Group	257	211	2.3	2.1		12.0	(7)	60.5%		49.1%
1/23/2003	Printcafe Software	Electronics for Imaging	28	36	0.8	0.7	(8)	NA		101.6%		145.3%
1/21/2003	Caminus Corp	SunGard Data Systems	154	120	1.4	1.4		NP		260.0%		234.6%
12/13/2002	US Search.com	First American	87	86	3.3	2.1		13.8		23.3%		201.0%
11/25/2002	Frontstep	MAPICS	15	32	0.4	0.3		3.8		5.2%		(14.64%)
11/4/2002	Ebenx	SHPS	106	66	1.3	1.0		NP		146.2%		155.1%
10/21/2002	Excelon	Progress Software	24	11	0.3	0.3		10.8	(9)	32.4%		37.5%
10/9/2002	Starbase	Borland Software	25	24	0.6	0.7		NA		243.8%		298.0%

			Average		1.4x	1.3x		10.7x		78.8%		103.3%
			Median		0.8	1.0		11.4		38.2%		68.4%
			Stripped Mean		1.3	1.2		10.4		71.6%		98.1%

Notes:

Sources: Transaction List: Thomson (SDC); Deal Terms, Historical Financials and Share Counts: Company SEC Filings via Thomson;

Estimates: Equity research (where available) or Management guidance (where available).

(1)	As defined by Thomson (SDC).
(2)	Excludes Mergers of Equals, Minority Investments and Recapitalizations.
(3)	One Month Prior price is based on the calendar month prior, except in the case that it falls on a weekend, in which case the price is the last trading date prior to the one month prior date.
(4)	NTM Figure assumes LTM Depreciation and Amortization expense.
(5)	Transaction was announced after market close. Price on day of close used to calculate premium.
(6)	NTM Figure is estimated based on management’s comments on 2/13/2003.
(7)	NTM Figure is estimated based on EBITDA margin estimate from Equity Research as of 10/10/03.
(8)	NTM Figure is estimated based on equity research note on 1/23/03 indicating growth rates.
(9)	NTM Figure assumes LTM D&A expense.

PROJECT ATHENS

Selected Precedent Transactions: Internet Software and Services, Software and ECommerce

Announcement Date			Acquiror Ownership		Equity Value	Enterprise Value	Premiums Paid
	Target	Acquiror	Pre-Deal	Post-Deal			1 Day Prior	1 Month Prior
05/27/03	TMBR/Sharp Drilling	Patterson-UTI Energy	20.0%	100.0%	$110.2	$105.0	4.1%	6.9%
04/07/03	Pacer Technology	CYAN Investments LLC	25.7%	100.0%	17.5	16.2	47.1%	52.3%
12/16/02	ANFI	Fidelity Natl Finl	27.8%	100.0%	194.1	151.3	10.8%	23.2%
11/19/02	MDI Entertainment	Scientific Games	30.4%	100.0%	23.7	22.8	45.5%	41.6%
09/23/02	ARV Assisted Living	Prometheus Assisted Living	43.5%	100.0%	111.2	217.7	41.2%	48.8%
11/06/01	Storage USA	Security Capital Group	43.0%	100.0%	1,151.1	2,156.9	5.5%	9.3%
10/08/01	TeleCorp PCS	AT&T Wireless Services	23.0%	100.0%	2,022.0	5,649.1	44.5%	11.6%
09/21/01	Prodigy Communications	SBC Communications	42.0%	100.0%	662.3	962.7	54.8%	(5.2%)
04/26/01	Focal	Genzyme	22.0%	100.0%	12.7	8.2	4.6%	37.8%
04/09/01	NBC Internet	NBC Universal (GE)	38.6%	100.0%	139.3	349.7	46.0%	1.6%
12/22/00	Delco Remy International	Court Square Capital	36.4%	100.0%	144.9	685.3	47.1%	13.3%
12/16/00	Crown Central Petroleum	Rosemore	49.0%	100.0%	146.8	272.2	33.2%	23.5%
08/15/00	Avis Group	Cendant	17.8%	100.0%	902.9	9,728.9	13.7%	27.5%
04/17/00	Brunswick Technologies	Certain Teed	16.0%	100.0%	35.9	35.0	45.5%	73.2%
03/30/00	Castle & Cooke	Flexi-Van Leasing	26.6%	100.0%	4.5	273.3	41.0%	18.2%
12/22/99	Jones Intercable	Comcast	39.0%	100.0%	2,953.2	4,578.0	60.0%	40.3%
10/18/99	Comair	Delta Air Lines	22.1%	100.0%	2,248.4	2,045.7	31.0%	45.2%
12/01/98	COHR	Three Cities Research	48.0%	100.0%	41.8	28.9	37.6%	79.3%
09/11/98	THT	PH II	46.0%	100.0%	13.9	12.7	47.1%	30.6%
05/11/98	DEKALB Genetics	Monsanto	40.0%	100.0%	1,998.1	2,108.1	29.9%	47.3%
02/17/98	Universal International	99 Cents Only Stores	48.0%	100.0%	17.9	31.5	40.0%	255.9%

				Overall
						Mean	34.8%	42.0%
						Median	41.0%	30.6%
						Stripped Mean	35.0%	44.2%

Notes:

Sources: Transaction List: Thomson (SDC); Deal Terms and Share Counts: Company SEC Filings via Thomson

*Includes transactions where the acquiror owns at least 15% of the target pre-deal (but less then 50%) and subsequently purchases 100% of the shares it does not already own as a result of the transaction.

PROJECT ATHENS

Premiums Paid Analysis – Selected Significant Shareholder Acquisitions 1998 – 2004YTD*